                               IPG HOLDINGS LP,
                                 AS BORROWER



                                    -and-



                        INTERTAPE POLYMER GROUP INC.,
                                 AS GUARANTOR



                                    -and-



                        THE TORONTO-DOMINION BANK, AS
                       ADMINISTRATIVE AGENT AND LENDER



                                    as of

                               December 15, 1997


------------------------------------------------------------------------------
                               CREDIT AGREEMENT

                               US $100,000,000
------------------------------------------------------------------------------


                                HEENAN BLAIKIE
                        1250 Rene Levesque Blvd. West
                                  Suite 2500
                          Montreal (Quebec)  H3B 4Y1
                          Telephone:  (514) 846-1212
                          Telecopier: (514) 846-3427

                               TABLE OF CONTENTS

1    INTERPRETATION ........................................................ 2
     1.1       DEFINITIONS ................................................. 2
     1.2       INTERPRETATION ..............................................19
     1.3       CURRENCY ....................................................20
     1.4       GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ....................20
     1.5       DIVISION AND TITLES .........................................20

2    THE CREDIT ............................................................20
     2.1       THE FACILITIES ..............................................20
     2.2       FACILITY A ..................................................20
     2.3       FACILITY B ..................................................21

3    PURPOSE ...............................................................21
     3.1       PURPOSE OF THE ADVANCES .....................................21

4    INTERPRETATION ........................................................21
     4.1       NOTICE OF BORROWING .........................................21
     4.2       LIBOR ADVANCES AND CONVERSIONS ..............................22
     4.3       LETTERS OF CREDIT ...........................................22
     4.4       CURRENCY ....................................................23
     4.5       OPERATION OF ACCOUNTS .......................................23
     4.6       LIMITATIONS ON ADVANCES .....................................23
     4.7       NETTING .....................................................23

5    INTEREST AND FEES .....................................................23
     5.1       INTEREST ON THE US PRIME RATE BASIS .........................23
     5.2       PAYMENT OF INTEREST ON THE US PRIME RATE BASIS ..............24
     5.3       INTEREST ON THE LIBOR BASIS .................................24
     5.4       PAYMENT OF INTEREST ON THE LIBOR BASIS ......................24
     5.5       LIMITS TO THE DETERMINATION OF LIBOR ........................25
     5.6       FIXING OF LIBOR .............................................25
     5.7       INTEREST ON THE LOAN ........................................25
     5.8       ARREARS OF INTEREST .........................................25
     5.9       MAXIMUM INTEREST RATE .......................................25
     5.10      FEES ........................................................25
     5.11      INTEREST ACT ................................................26

6    RESTRICTIONS, LIMITATIONS AND MARKET CONDITIONS .......................26
     6.1       MARKET FOR LIBOR ADVANCES ...................................26
     6.2       SUSPENSION OF LIBOR ADVANCE OPTION ..........................27
     6.3       LIMITS ON THE LETTERS OF CREDIT AND LIBOR ADVANCES ..........27

7    CHANGES IN CIRCUMSTANCES, INCREASED FEES AND INDEMNIFICATION ..........27

     7.1       ILLEGALITY, INCREASED COSTS .................................27
     7.2       INDEMNITY ...................................................29
     7.3       WITHHOLDING TAXES ...........................................29
     7.4       SURVIVAL ....................................................29

8    PAYMENT, REPAYMENT AND PREPAYMENT......................................30
     8.1       REPAYMENT OF THE LOAN .......................................30
     8.2       PREPAYMENT, REDUCTION AND CANCELLATION OF THE CREDIT ........30
     8.3       PAYMENT OF LOSSES RESULTING FROM A PREPAYMENT ...............30
     8.4       IMPUTATION OF PREPAYMENTS ...................................31
     8.5       CURRENCY OF PAYMENTS ........................................31
     8.6       PAYMENTS BY THE BORROWER TO THE LENDER ......................31
     8.7       PAYMENT ON A BUSINESS DAY ...................................31
     8.8       PAYMENTS BY LENDER TO THE BORROWER ..........................31
     8.9       APPLICATION OF PAYMENTS .....................................31
     8.10      NO SET-OFF OR COUNTERCLAIM BY BORROWER ......................32
     8.11      DEBIT AUTHORIZATION .........................................32

9    CONDITIONS PRECEDENT ..................................................32
     9.1       INITIAL ADVANCE UNDER THE CREDIT ............................32
     9.2       CONDITIONS PRECEDENT TO ANY ADVANCE .........................34

10   REPRESENTATIONS AND WARRANTIES ........................................34
     10.1      INCORPORATION ...............................................35
     10.2      AUTHORIZATION ...............................................35
     10.3      COMPLIANCE OF THIS AGREEMENT ................................35
     10.4      BUSINESS ....................................................36
     10.5      FINANCIAL STATEMENTS ........................................36
     10.6      TITLE TO ASSETS .............................................36
     10.7      LITIGATION ..................................................36
     10.8      TAXES .......................................................37
     10.9      INSURANCE ...................................................37
     10.10     NO ADVERSE CHANGE ...........................................37
     10.11     REGULATORY APPROVALS ........................................37
     10.12     COMPLIANCE WITH LAWS ........................................37
     10.13     FOREIGN ASSETS CONTROL REGULATIONS, ETC. ....................37
     10.14     PENSION AND EMPLOYMENT LIABILITIES, COMPLIANCE WITH ERISA ...38
     10.15     PRIORITY ....................................................39
     10.16     COMPLETE AND ACCURATE INFORMATION ...........................39
     10.17     EVENT OF DEFAULT ............................................39
     10.18     AGREEMENTS WITH THIRD PARTIES ...............................40
     10.19     ENVIRONMENT .................................................40
     10.20     SURVIVAL OF REPRESENTATIONS AND WARRANTIES ..................41

11   POSITIVE COVENTANTS ...................................................41
     11.1      PRESERVATION OF JURIDICAL PERSONALITY .......................41
     11.2      PRESERVATION OF LICENSES ....................................41

     11.3      COMPLIANCE WITH APPLICABLE LAWS .............................41
     11.4      MAINTENANCE OF ASSETS .......................................42
     11.5      BUSINESS ....................................................42
     11.6      INSURANCE ...................................................42
     11.7      PAYMENT OF TAXES AND DUTIES .................................42
     11.8      ACCESS AND INSPECTION .......................................42
     11.9      MAINTENANCE OF ACCOUNT ......................................43
     11.10     PERFORMANCE OF OBLIGATIONS ..................................43
     11.11     MAINTENANCE OF RATIOS .......................................43
     11.12     PAYMENT OF LEGAL FEES AND OTHER EXPENSES ....................43
     11.13     FINANCIAL REPORTING .........................................44
     11.14     NOTICE OF CERTAIN EVENTS ....................................46
     11.15     ACCURACY OF REPORTS .........................................47
     11.16     LENDER'S OPTION TO OBTAIN IMPROVED TERMS AND CONDITIONS .....47
     11.17     DESIGNATION OF RESTRICTED SUBSIDIARIES ......................47

12   NEGATIVE COVENANTS ....................................................47
     12.1      LIQUIDATION, AMALGAMATION, MERGERS, CONSOLIDATIONS AND SALE
                    OF ASSETS ..............................................48
     12.2      LIMITATIONS ON DEBT .........................................49
     12.3      BORROWER'S BUSINESS .........................................50
     12.4      CHARGES .....................................................51
     12.5      RESTRICTED INVESTMENTS AND RESTRICTED PAYMENTS ..............51
     12.6      TRANSACTIONS WITH AFFILIATES ................................52
     12.7      TERMINATION OF PENSION PLANS ................................53
     12.8      OWNERSHIP OF SUBSIDIARIES ...................................53

13   EVENTS OF DEFAULT AND REALIZATION .....................................53
     13.1      EVENT OF DEFAULT ............................................53
     13.2      REMEDIES ....................................................55
     13.3      BANKRUPTCY AND INSOLVENCY ...................................56
     13.4      APPLICATION OF PROCEEDS .....................................56
     13.5      NOTICE ......................................................56
     13.6      COSTS .......................................................56
     13.7      RELATIONS WITH THE BORROWER .................................57

14   JUDGMENT CURRENCY .....................................................57
     14.1      RULES OF CONVERSION .........................................57
     14.2      DETERMINATION OF AN EQUIVALENT CURRENCY .....................57

15   ASSIGNMENT ............................................................58
     15.1      ASSIGNMENT BY THE BORROWER ..................................58
     15.2      ASSIGNMENTS AND TRANSFERS BY THE LENDER .....................58
     15.3      TRANSFER AGREEMENT ..........................................59
     15.4      NOTICE ......................................................59
     15.5      SUB-PARTICIPATIONS ..........................................59
     15.6      GENERAL .....................................................60

                               TABLE OF CONTENTS

16   RELATIONSHIP WITH AND BETWEEN THE LENDERS .............................60
     16.1      ALLOCATION AS BETWEEN THE LENDERS ...........................60
     16.2      ACCOUNT OPERATIONS ..........................................61
     16.3      SHARING OF INFORMATION ......................................61
     16.4      LIABILITY OF THE LENDERS ....................................61
     16.5      INTERLENDER AGREEMENT .......................................61

17   MISCELLANEOUS .........................................................62
     17.1      NOTICES .....................................................62
     17.2      AMENDMENT AND WAIVER ........................................62
     17.3      DETERMINATIONS FINAL ........................................62
     17.4      ENTIRE AGREEMENT ............................................62
     17.5      INDEMNIFICATION AND COMPENSATION ............................63
     17.6      BENEFIT OF AGREEMENT ........................................63
     17.7      COUNTERPARTS ................................................63
     17.8      APPLICABLE LAW ..............................................63
     17.9      SEVERABILITY ................................................63
     17.10     FURTHER ASSURANCES ..........................................64
     17.11     GOOD FAITH AND FAIR CONSIDERATION ...........................64
     17.13     INDEMNITY ...................................................64
     17.13     JURISDICTION AND SERVICE IN RESPECT OF THE GUARANTOR AND
                    THE BORROWER ...........................................65
     17.14     UNDERTAKING AND REPRESENTATION OF
                    THE TORONTO-DOMINION BANK ..............................65
     17.15     LANGUAGE ....................................................65

18   FORMAL DATE ...........................................................66
     18.1      FORMAL DATE .................................................66

SCHEDULE "A" -- LIST OF LENDERS AND PARTICIPATIONS
SCHEDULE "B" -- NOTICE OF BORROWING AND CERTIFICATE
SCHEDULE "C" -- IPG GUARANTEE
SCHEDULE "D" -- TRANSFER AGREEMENT
SCHEDULE "E" -- RESTRICTED SUBSIDIARIES
SCHEDULE "F" -- OFFICER'S CERTIFICATE
SCHEDULE "G" -- OPINION
SCHEDULE "H" -- LITIGATION
SCHEDULE "I" -- ERISA AFFILIATES AND PLANS
SCHEDULE "I-1" -- ERISA DISCLOSURE
SCHEDULE "J" -- EXISTING SECURITY
SCHEDULE "K" -- INTERLENDER AGREEMENT


CREDIT AGREEMENT entered into in the City of New York, State of New York, as of December 15, 1997,

BETWEEN: IPG HOLDINGS LP, a limited partnership constituted in accordance with the laws of the State of Delaware, having its registered office c/o RL&F Service Corp, One Rodney Square, Tenth floor, Tenth and King Streets, in the City of Wilmington, State of Delaware (hereinafter called the "BORROWER"), represented herein by its general partner, INTERTAPE POLYMER INC., having its principal place of business at 110E Montee de Liesse, in the City of St. Laurent, Province of Quebec

                                   PARTY OF THE FIRST PART


AND: INTERTAPE POLYMER GROUP INC., a company constituted in accordance with the laws of Canada, having its principal place of business at 110E Montee de Liesse, in the City of St. Laurent, Province of Quebec (hereinafter called the "GUARANTOR")

                                   PARTY OF THE SECOND PART


AND: THE TORONTO-DOMINION BANK, a banking corporation organized under the laws of Canada, acting by and through its Houston Agency, having an office at 909 Fannin Street, Suite 1700, in the City of Houston, State of Texas, 77010, acting as administrative agent and as Lender (hereinafter called the "LENDER")

                                   PARTY OF THE THIRD PART


     WHEREAS the Borrower wishes to borrow certain amounts from the Lender and the Lender has agreed to lend such amounts to the Borrower, subject to and in accordance with the provisions hereof;

     NOW THEREFORE, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

1    INTERPRETATION

     1.1    DEFINITIONS

     The following words and expressions, when used in this Agreement, in the Schedules hereto or in any deed or agreement supplementary hereto, unless the contrary is stipulated, have the following meaning:

            1.1.1 "ADVANCE" means any advance by the Lender under this Agreement, including direct Advances by way of US Prime Rate Advances and Libor Advances, and indirect Advances by way of Letters of Credit;

            1.1.2 "AFFILIATE" means any Person (other than a Restricted Subsidiary) (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Guarantor, (ii) which beneficially owns or holds 5% or more of any class of the Voting Stock of the Guarantor or
            (iii) 5% or more of the Voting Stock (or in the case of a Person which is not a corporation, 5% or more of the equity interest) of which is beneficially owned or held by the Guarantor or a Subsidiary. The term "CONTROL" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Stock, by contract or otherwise;

            1.1.3 "AGREEMENT", "CREDIT AGREEMENT", "THESE PRESENTS", "HEREIN", "HEREBY", "HEREUNDER" and other similar expressions refer collectively to this Credit Agreement and the Schedules hereto and include any deed or document which is supplementary or accessory or which is made in order to complete this Agreement;

            1.1.4 "ASSIGNMENT" means an assignment of all or a portion of the Lender's rights and obligations under this Agreement in accordance with Sections 15.2 and 15.3, and "ASSIGNEE" has the meaning ascribed to it in subsection 15.2.1;

            1.1.5   "ATC" means American Tape Corporation;

            1.1.6 "AVAILABLE CASH" means cash and Cash Equivalents which are freely available to the Guarantor or the Restricted Subsidiaries, in that there are no restrictions of any nature whatsoever on the Guarantor's or the Restricted Subsidiaries' access thereto including any restrictions arising out of any (i) agreement, (ii) incorporating, constituting or charter documents, (iii) foreign exchange or currency controls, (iv) Law, (v) Charge, or (vi) otherwise;

            1.1.7 "BRANCH" means the office of the Lender located at 909 Fannin, Suite 1700, Houston, Texas, 77010, or any other office designated by the Lender from time to time by notice to the Borrower;

            1.1.8 "BUSINESS DAY" means any day, except Saturdays, Sundays and other days which in New York, New York, London (England) or Montreal, Quebec, are holidays or a day upon which banks in such locations are generally not open for business;

            1.1.9 "CAPITALIZED LEASE" means any lease (i) the obligation for Rentals with respect to which is required to be capitalized on a consolidated balance sheet of the lessee and its Subsidiaries in accordance with GAAP or (ii) for which the amount of the asset and liability thereunder as if so capitalized should be disclosed in a note to such balance sheet;

            1.1.10 "CAPITALIZED RENTALS" of any Person means as of the date of any determination thereof the amount at which the aggregate Rentals due and to become due under all Capitalized Leases under which such Person is a lessee would be reflected as a liability on a consolidated balance sheet of such Person.

            1.1.11 "CASH EQUIVALENTS" means, as of the date of any determination thereof, Investments of the type described in clauses 1.1.75.2, 1.1.75.3 and 1.1.75.4 of the definition of the term "Restricted Investments".

            1.1.12  "CDN. $" means the lawful currency of Canada;

            1.1.13 "CHARGE" means any right to any property, or the income or benefits flowing therefrom, which secures an obligation due to a Person or a claim of such Person, whether such interest is based on the common law, statute or contract, and includes any security interest, hypothec, pledge, pawn, mortgage, privilege, prior claim, lien, charge, assignment, transfer, cession, encumbrance, Capitalized Lease, conditional sale or trust receipt or a lease in which such Person is lessor, consignment or bailment for security purposes. The term "Charge" shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances (including, with respect to stock, stockholder agreements, voting trust agreements, buy-back agreements and all similar arrangements) affecting property. For the purposes of this Agreement, the Guarantor or a Restricted Subsidiary shall be deemed to be the owner of any property which it has acquired or holds subject to a conditional sale agreement, Capitalized Lease or other arrangement pursuant to which title to the property has been retained by or vested in some other Person for security purposes and such retention or vesting shall constitute a Charge;

            1.1.14  "CLOSING DATE" means December 15, 1997;

            1.1.15 "CODE" means the Internal Revenue Code of 1986, as amended;

            1.1.16 "CONSOLIDATED" means produced by aggregating the relevant financial statements or accounts of the Subsidiaries (or other Persons which, in accordance with GAAP, are to be included in such computation) of a Person on a line-by-line basis (i.e.: adding together corresponding items of assets, liabilities, revenues and expenses) with the relevant financial statements or accounts of such Person, eliminating inter-company balances and transactions and providing for any Minority Interests, all as determined in accordance with GAAP; for greater certainty, the Consolidated ratios contemplated by Section 11.11 with respect to the Guarantor shall include its Restricted Subsidiaries as well as all Unrestricted Subsidiaries the Debt of which is guaranteed by the Guarantor;

            1.1.17 "CONSOLIDATED ASSETS" means, as of the date of any determination thereof, the Consolidated total assets of the Guarantor and its Restricted Subsidiaries determined in accordance with GAAP (excluding, in any event, assets or equity attributable to Unrestricted Subsidiaries);

            1.1.18 "CONSOLIDATED CURRENT LIABILITIES" means as of the date of any determination thereof such liabilities of the Guarantor and its Restricted Subsidiaries on a Consolidated basis as shall be determined in accordance with GAAP to constitute current liabilities (excluding, in any event, liabilities attributable to Unrestricted Subsidiaries);

            1.1.19 "CONSOLIDATED NET INCOME" for any period means the gross revenues of the Guarantor and its Restricted Subsidiaries for such period less all expenses and other proper charges (including taxes on income), determined on a Consolidated basis after eliminating earnings or losses attributable to outstanding Minority Interests, but excluding in any event:

                  1.1.19.1 any gains or losses (i) on the sale or other disposition of Investments or fixed or capital assets, and any taxes on such excluded gains and any tax deductions or credits on account of any such excluded losses or (ii) attributable to any non-recurring or extraordinary items including, without limitation, any discontinuance of operations;

                  1.1.19.2    the proceeds of any life insurance policy;

                  1.1.19.3 net earnings and losses of any Restricted Subsidiary accrued prior to the date it became a Restricted Subsidiary;

                  1.1.19.4 net earnings and losses of any corporation (other than a Restricted Subsidiary), substantially all the assets of which have been acquired in any manner by the Guarantor or any Restricted Subsidiary, realized by such corporation prior to the date of such acquisition;

                  1.1.19.5 net earnings and losses of any corporation (other than a Restricted Subsidiary) with which the Guarantor or a Restricted Subsidiary shall have consolidated or which shall have merged into or with the Guarantor or a Restricted Subsidiary prior to the date of such consolidation or merger;

                  1.1.19.6 net earnings of any business entity (other than a Restricted Subsidiary) in which the Guarantor or any Restricted Subsidiary has an ownership interest unless such net earnings shall have actually been received by the Guarantor or such Restricted Subsidiary in the form of cash distributions;

                  1.1.19.7 any portion of the net earnings of any Restricted Subsidiary which for any reason is unavailable for payment of dividends to the Guarantor or any other Restricted Subsidiary;

                  1.1.19.8 earnings resulting from any reappraisal, revaluation or write-up of assets;

                  1.1.19.9 any deferred or other credit representing any excess of the equity in any Subsidiary at the date of acquisition thereof over the amount invested in such Subsidiary;

                  1.1.19.10 any gain arising from the acquisition of any Securities of the Guarantor or any Restricted Subsidiary; and

                  1.1.19.11 any reversal of any contingency reserve, except to the extent that provision for such contingency reserve shall have been made from income arising during such period;

            1.1.20 "CONSOLIDATED NET WORTH" means, as of the date of any determination thereof, the consolidated total shareholders' equity of the Guarantor and its Restricted Subsidiaries, determined in accordance with GAAP, but, in any event (a) excluding any amount of such shareholders' equity allocable or attributable to (i) Minority Interests and (ii) all Restricted Investments by the Guarantor or any Restricted Subsidiary;

            1.1.21 "CONSOLIDATED TOTAL CAPITALISATION" means, as of the date of any determination thereof, the sum of (i) the aggregate principal amount of Consolidated Funded Debt then outstanding PLUS
            (ii) Consolidated Net Worth;

            1.1.22 "CURRENT DEBT" of any Person means as of the date of any determination thereof all Debt of such Person other than Funded Debt of such Person;

            1.1.23  "CREDIT" has the meaning ascribed thereto in Section
            2.1 hereof;

            1.1.24 "DEBT" of any Person means, as of the date of any determination thereof (without duplication):

                  1.1.24.1 all Indebtedness for borrowed money or evidenced by notes, bonds, debentures or similar evidences of Indebtedness of such Person;

                  1.1.24.2 obligations secured by any Charge upon property owned by such Person or created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under any such arrangement in the event of default are limited to repossession or sale of property including, without limitation, obligations secured by Charges arising from the sale or transfer of notes or accounts receivable, but, in all events, excluding trade payables and accrued expenses constituting Consolidated Current Liabilities;

                  1.1.24.3    Capitalized Rentals;

                  1.1.24.4 reimbursement obligations in respect of credit enhancement instruments including letters of credit (excluding, however, short-term letters of credit and surety bonds issued in commercial transactions in the ordinary course of business); and

                  1.1.24.5 (without duplication of any of the foregoing) Guarantees of obligations of others of the character referred to hereinabove in this definition;

            1.1.25 "DEFAULT" means an event or circumstances, the occurrence or non-occurrence of which would, with the giving of a notice, lapse of time or combination thereof, constitute an Event of Default unless remedied within the prescribed delays or renounced to in writing by the Lender;

            1.1.26 "DESIGNATED PERIOD" means, with respect to the Libor Advance, a period designated by the Borrower in accordance with
            Section 4.2;

            1.1.27 "DISBURSEMENT PERIOD" means, with respect to each of the Facilities, the period from the date of the satisfaction of the conditions precedent set out in Section 9.1 until:

                  1.1.27.1 with respect to Facility A, the expiry of the Term; and

                  1.1.27.2 with respect to Facility B, five (5) Business Days following the Closing Date;

            1.1.28 "EBITDA" means, during a fiscal period, the Consolidated Net Income of the Guarantor plus Interest Expense, taxes, depreciation and amortization, calculated on a Consolidated basis in accordance with GAAP;

            1.1.29  "ERISA" means the Employee Retirement Income Security
            Act of 1974, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of ERISA shall be construed to also refer to any successor sections.

            1.1.30 "ERISA AFFILIATE" means any corporation, trade or business that is, along with the Borrower or the Guarantor, a member of a controlled group of corporations or a controlled group of trades or businesses, as described in section 414(b) and 414(c), respectively, of the Code or Section 4001 of ERISA.

            1.1.31 "EXTENSION REQUEST" means a request by the Borrower and the Guarantor to extend the Term for an additional 12 months, the whole in accordance with the provisions of Section 2.2;

            1.1.32 "EVENT OF DEFAULT" means one or more of the events described in Section 13.1;

            1.1.33 "FACILITY A" means the portion of the Advances available pursuant to subsection 2.1.1;

            1.1.34 "FACILITY B" means the portion of the Advances available pursuant to subsection 2.1.2;

            1.1.35 "FEES" means the fees payable to the Lender in accordance with the provisions of Section 5.10;

            1.1.36  "FIRST CURRENCY" has the meaning ascribed to it in
            Section 14.1;

            1.1.37 "FIXED CHARGES" for any period means on a Consolidated basis the sum of (i) all Rentals (other than Rentals on Capitalized Leases) payable during such period by the Guarantor and its Restricted Subsidiaries, and (ii) all Interest Expense on all Indebtedness (including the interest component of Rentals on Capitalized Leases) of the Guarantor and its Restricted Subsidiaries.

            1.1.38 "FUNDED DEBT" of any Person means all Debt of such Person having a final maturity of one or more than one year from the date of origin thereof (or which is renewable or extendible at the option of the obligor for a period or periods of one or more than one year from the date of origin), including all payments in respect thereof that are required to be made within one year from the date of any determination of Funded Debt, whether or not the obligation to make such payments shall constitute a current liability of the obligor under GAAP;

            1.1.39 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" or "GAAP" means the generally accepted accounting principles acknowledged by the Canadian Institute of Chartered Accountants and published in the Canadian Institute of Chartered Accountants' Handbook;

            1.1.40 "GUARANTEES" by any Person means all obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing, or in effect guaranteeing, any Indebtedness, dividend or other obligation of any other Person (the "PRIMARY OBLIGOR") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (a) to purchase such Indebtedness or obligation or any property or assets constituting security therefor, (b) to advance or supply funds (i) for the purchase or payment of such Indebtedness or obligation, or (ii) to maintain working capital or other balance sheet condition or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation, (c) to lease property or to purchase Securities or other property or services primarily for the purpose of assuring the owner of such Indebtedness or obligation, or (d) otherwise to assure the owner of the Indebtedness or obligation of the Primary Obligor against loss in respect thereof. For the purposes of all computations made under this Agreement, a Guarantee in respect of any Indebtedness for borrowed money which has been guaranteed, and a Guarantee in respect of any other obligation or liability or any dividend, shall be deemed to be Indebtedness equal to the maximum aggregate amount of such obligation, liability or dividend.

            1.1.41 "GUARANTOR" means INTERTAPE POLYMER GROUP INC., and any Person who succeeds to all, or substantially all, of the assets and business of INTERTAPE POLYMER GROUP INC.;

            1.1.42 "INDEBTEDNESS" of any Person means and includes all obligations of such Person which in accordance with GAAP shall be classified upon a balance sheet of such Person as liabilities of such Person, and in any event shall include all (a) obligations of such Person for borrowed money or which has been incurred in connection with the acquisition of property or assets, (b) obligations secured by any Charge upon property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such obligations, (c) obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of property, (d) Capitalized Rentals and (e) Guarantees of obligations of others of the character referred to in this definition.

            1.1.43 "INTEREST EXPENSE" for any period means all interest and all amortization of debt discount and expense on any particular Indebtedness for which such calculations are being made. Computations of Interest Expense on a PRO FORMA basis for Indebtedness having a variable interest rate shall be calculated at the rate in effect on the date of any determination;

            1.1.44 "INVESTMENTS" means all investments, in cash or by delivery of property made, directly or indirectly in any Person, whether by acquisition of shares of capital stock, Indebtedness or other obligations or Securities or by loan, advance, capital contribution or otherwise; PROVIDED, HOWEVER, that "Investments" shall not mean or include routine investments in property to be used or consumed in the ordinary course of business;

            1.1.45 "IPG GUARANTEE" means the Guarantee by the Guarantor of the obligations of the Borrower to the Lender, in the form of Schedule "C";

            1.1.46 "LAWS" or "LAW" means all applicable provisions of all laws, ordinances, decrees, orders, rules, regulations and directives of governmental bodies, and all applicable provisions of treaties as well as all ordinances and other decrees of tribunals and arbitrators;

            1.1.47 "LENDER" means The Toronto-Dominion Bank, acting through its Houston Agency, and any Assignee, in accordance with the provisions of Section 15.2;

            1.1.48 "LETTER OF CREDIT" means a stand-by letter of credit or a letter of guarantee issued by the Lender in accordance with the provisions hereof;

            1.1.49 "LIBOR" means, with respect to any Designated Period relating to a Libor Advance, the interest rate which the Lender or any Assignee, in accordance with its normal practice, would be prepared to offer to the major banks in the London interbank market for delivery on the first day of each of the relevant Rollover Dates for a period equal to the Designated Period, based on the number of days included in such periods, in respect of US Dollar deposits in amounts comparable to each Selected Amount, to become due at or about the expiry of such Designated Period, determined at or about 11:00 A.M., London, England time, two Business Days prior to a drawdown date or Rollover Date in accordance with Section 5.6;

            1.1.50 "LIBOR ADVANCE" means, at any time, the part of the Advances with respect to which the Borrower has chosen to pay interest on the Libor Basis;

            1.1.51 "LIBOR BASIS" means the basis of calculation of interest on the Advances or any part thereof, in accordance with the provisions of Sections 5.3, 5.5 and 5.6;

            1.1.52 "LIKE ASSETS" means, as of the date of any determination thereof, capital assets, used or to be used by the Guarantor or any Restricted Subsidiary in the lines of business in which the Guarantor or such Restricted Subsidiary is engaged as of the Closing Date or in a business reasonably related thereto;

            1.1.53 "LLC DOCUMENTS" has the meaning ascribed to it in subsection 9.1.3;

            1.1.54 "LOAN" means, at any time, the aggregate of the Advances outstanding in accordance with the provisions hereof, including the face amount of any Letters of Credit issued in accordance with the provisions hereof, together with any other amount in principal, interest and accessory costs payable to the Lender by the Borrower pursuant hereto;

            1.1.55 "LONG-TERM LEASE" means any lease of real or personal property (other than a Capitalized Lease) having an original term, including any period for which the lease may be renewed or extended at the option of the lessor, of more than three years;

            1.1.56 "MARGIN" means, with respect to Sections 4.3, 5.1 and 5.10:

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Ratio of Total Debt to
Consolidated Total                 Standby Fee with respect     US Prime Rate plus                          Libor plus;
Capitalization                     to Facility A                                                            Letter of Credit Fee
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 30%          .12%                         0%                                          .95%
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 35%          .12%                         0%                                          1.0%
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 40%          .15%                         0%                                        1.025%
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 50%          .20%                         0%                                        1.062%
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

            The foregoing grid also shows the amount of the Standby Fee referred to in Section 5.10 and the fees payable in respect of Letters of Credit in accordance with the provisions of Section 4.3, and will be applicable provided that the ratio of Total Funded Debt to EBITDA remains below 4:1 at all times, failing which each of the Margins indicated above other than those dealing with Standby Fees will increase by .25%, and the applicable Margin dealing with Standby Fees will increase by .05%.

            In addition, once all Loans under Facility B have been repaid and the Borrower has no further right to borrow under Facility B, the above grid will be replaced by the following:

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Ratio of Total Debt to
Consolidated Total                 Standby Fee with respect     US Prime Rate plus                          Libor plus;
Capitalization                     to Facility A                                                            Letter of Credit Fee
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 30%          .12%                         0%                                          .40%
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 35%          .12%                         0%                                          .50%
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 40%          .15%                         0%                                          .55%
---------------------------------------------------------------------------------------------------------------------------------
LESS THAN OR EQUAL TO 50%          .20%                         0%                                          .625%
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

            The foregoing grid also shows the amount of the Standby Fee referred to in Section 5.10 and the fees payable in respect of Letters of Credit in accordance with the provisions of Section 4.3, and will be applicable provided that the ratio of Total Funded Debt to EBITDA remains below 4:1 at all times, failing which each of the Margins indicated above other than those dealing with Standby Fees will increase by .25%, and the applicable Margin dealing with Standby Fees will increase by .05%;

            1.1.57 "MATERIAL ADVERSE CHANGE" means a material adverse change in the business, assets, liabilities, financial position, operating results or business prospects of the Guarantor or any of the Restricted Subsidiaries, or in the ability of the

            Borrower or the Guarantor to perform any of its obligations under this Agreement or under the IPG Guarantee;

            1.1.58 "MATERIAL DEBT" means any Debt which has or relates to, in the aggregate, an unpaid principal amount (or aggregate liability) of more than US $5,000,000 or an equivalent amount of money in any other currency;

            1.1.59 "MINORITY INTERESTS" means any shares of stock of any class of a Restricted Subsidiary (other than directors' qualifying shares as required by law) that are not owned by the Guarantor and/or one or more of its Restricted Subsidiaries. Minority Interests shall be valued by valuing Minority Interests constituting preferred stock at the voluntary or involuntary liquidating value of such preferred stock, whichever is greater, and by valuing Minority Interests constituting common stock at the book value of capital and surplus applicable thereto adjusted, if necessary, to reflect any changes from the book value of such common stock required by the foregoing method of valuing Minority Interests in preferred stock;

            1.1.60 "MULTIEMPLOYER PLAN" shall have the same meaning as in ERISA;

            1.1.61 "NET INCOME AVAILABLE FOR FIXED CHARGES" for any period means the sum of Consolidated Net Income during such period plus (to the extent deducted in determining Consolidated Net Income),
            (a) all provisions for any Federal, state, provincial or other income taxes made by the Guarantor and its Restricted Subsidiaries during such period, (b) Fixed Charges of the Guarantor and its Restricted Subsidiaries during such period and (c) all amortization expenses.

            1.1.62 "NOTE AGREEMENT" means the agreements entered into by the Guarantor dated as of January 1, 1996, with respect to the issuance and sale of three series of senior notes in an aggregate principal amount of US $33,000,000, and "NOTES" means the Notes issued thereunder;

            1.1.63 "NOTICE OF BORROWING" means a notice transmitted to the Lender by the Borrower in accordance with the provisions of Sections 4.1, 4.2 or 4.3;

            1.1.64 "PARTICIPATION" means the portion of the Credit for which the Lender is responsible, as set out in Schedule "A" hereof;

            1.1.65 "PBGC" means the Pension Benefit Guaranty Corporation and any entity succeeding to any or all of its functions under ERISA.

            1.1.66 "PERMITTED CHARGES" means the CB/ATC Temporary Charges (as defined in subsection 9.1.1) and

                  1.1.66.1 any Charge created by law that is assumed in the ordinary course of business and in order to exercise same, which has not at such date been registered in accordance with applicable Laws against the Guarantor or its Restricted Subsidiaries, which relates to obligations which are not yet due, which is not related to any loan of money or obtention of credit and which, in the aggregate, do not affect in a material way the use, the income or the benefits flowing from the property so charged in the conduct of the business of such Person; any Charge resulting from judgments or decisions which the Borrower has, at such date, appealed or in respect of which it has sought revision and obtained a suspension of execution pending the appeal or the revision; any Charge for taxes, assessments or governmental claims or other impositions not yet due or matured or in respect of which the validity at such date has been contested in good faith by the Borrower before a competent tribunal or other governmental body in accordance with the provisions of Section 11.7; or which relates to a deposit of monies or securities in the ordinary course of business with respect to any Charge referred to in this paragraph, or to secure workman's compensation, surety or appeal bonds or security for costs of litigation;

                  1.1.66.2 any right of a municipality, governmental body or other public authority pursuant to any lease, license, franchise, grant or permit obtained by the Guarantor or a Restricted Subsidiary, or any right resulting from a legislative provision, to terminate such lease, license, franchise, grant or permit, or requiring an annual or periodic payment as a condition of its extension;

                  1.1.66.3 any real right granted by the Guarantor or a Restricted Subsidiary to a public body, or to a municipal or governmental authority or public utility, or which may be imposed by one or the other, when required by such body or authority with respect to the operations of the Guarantor or a Restricted Subsidiary or in the ordinary course of its business;

                  1.1.66.4 real rights granted in favour of municipal authorities or public utilities on real property acquired from time to time by the Guarantor or a Restricted Subsidiary during the Term which do not adversely affect the value or marketability of the Guarantor's or a Restricted Subsidiary's real property;

                  1.1.66.5 minor title defects, homologated lines, zoning and building by-laws, ordinances, regulations and other governmental restrictions on the use of property which customarily exist on properties of Persons engaged in similar activities and similarly situated and which do not, in any event, materially impair their use in the operation of the businesses carried on by the Guarantor or the relevant Restricted Subsidiary;

                  1.1.66.6 Charges securing Indebtedness of a Restricted Subsidiary to the Guarantor or to another Wholly-owned Restricted Subsidiary, or Charges on shares of stock of Unrestricted Subsidiaries;

                  1.1.66.7 Charges on assets of the Guarantor or any Restricted Subsidiary relating to so-called "operating lines" or short-term or revolving bank facilities to the extent that such assets consist of inventory or receivables of the Guarantor or any Restricted Subsidiary;

                  1.1.66.8 Charges incurred after the Closing Date given to secure the payment of the purchase price incurred in connection with (and within twelve months of) the acquisition after the Closing Date of fixed assets useful and intended to be used in carrying on the business of the Guarantor or a Restricted Subsidiary, including Charges existing on such fixed assets at the time of acquisition thereof or at the time of acquisition by the Guarantor or a Restricted Subsidiary of any business entity then owning such fixed assets, whether or not such existing Charges were given to secure the payment of the purchase price of the fixed assets to which they attach so long as they were not incurred, extended or renewed in contemplation of such acquisition, provided that (a) the Charges shall attach solely to the fixed assets acquired or purchased, (b) at the time of acquisition of such fixed assets, the aggregate amount remaining unpaid on all Indebtedness secured by Charges on such fixed assets whether or not assumed by the Guarantor or a Restricted Subsidiary shall not exceed an amount equal to the lesser of the total purchase price or fair market value at the time of acquisition of such fixed assets (as determined in good faith by the Board of Directors of the Guarantor), and (c) all such Indebtedness shall have been incurred within the other applicable limitations of subsection 11.11.1 and Section 12.2;

                  1.1.66.9 security which is already encumbering assets acquired by the Guarantor or a Restricted Subsidiary prior to the date hereof and described in Schedule "J";

            provided that after giving effect to the incurrence of all Debt secured by such Charges, (a) the aggregate Secured Priority Debt (as defined in subsection 12.2.1 (c)) shall not exceed 20% of Consolidated Net Worth, and, together with the aggregate

            Unsecured Priority Debt (as defined in subsection 12.2.1 (c)), shall not exceed an amount equal to Cdn. $60,000,000 and (b) all such Debt shall have been incurred within the other applicable limitations of subsection 11.11.1 and Section 12.2; provided further, however, that except for the Charges permitted by subsection 1.1.66.7, the Guarantor will not, and will not permit any Restricted Subsidiary to, incur or maintain any such operating lines or short-term or revolving bank facilities secured by Charges on any assets of the Guarantor or any Restricted Subsidiary;

            1.1.67 "PERSON" means a moral person, a physical person, a joint venture, a partnership, a limited liability company, a trust, an entity without juridical personality, a government or any ministry, organization or intermediary of such government;

            1.1.68 "PLAN" means a "pension plan," as such term is defined in ERISA, established or maintained by the Guarantor, a Restricted Subsidiary or any ERISA Affiliate or as to which the Guarantor, a Restricted Subsidiary or any ERISA Affiliate contributed or is a member or otherwise may have any liability;

            1.1.69 "PRIORITY DEBT" shall have the meaning set forth in subsection 12.2.1(c);

            1.1.70 "QUALIFYING EU JURISDICTION" means any country (other than Greece) which as of the Closing Date is a member of the European Union.

            1.1.71 "RENTALS" means and includes as of the date of any determination thereof all fixed payments (including all such payments which the lessee is obligated to make to the lessor on termination of the lease or surrender of the property) payable by the Guarantor or a Restricted Subsidiary, as lessee or sublessee under a lease of real or personal property, but shall be exclusive of any amounts required to be paid by the Guarantor or a Restricted Subsidiary (whether or not designated as rents or additional rents) on account of maintenance, repairs, insurance, taxes and similar charges. Fixed rents under any so-called "percentage leases" shall be computed solely on the basis of the minimum rents, if any, required to be paid by the lessee regardless of sales volume or gross revenues;

            1.1.72  "REPORTABLE EVENT" has the same meaning as in ERISA;

            1.1.73  "RESPONSIBLE OFFICER" means any Senior Financial
            Officer and any other officer of the Borrower or the Guarantor with responsibility for the administration of the relevant portion of this Agreement;

            1.1.74 "RESTRICTED GROUP" means, as of the date of determination thereof, the Guarantor and its Restricted Subsidiaries;

          1.1.75 "RESTRICTED INVESTMENTS" means all Investments, other than:

                    1.1.75.1 Investments by the Guarantor and its Restricted Subsidiaries in and to Restricted Subsidiaries, including, without limitation, Investments (a) directly out of the cash proceeds to the Guarantor of the concurrent sale of shares of capital stock of the Guarantor or (b) pursuant to a direct share exchange offer by the Guarantor, and including any investment in a corporation which, after giving effect to such investment, will become a Restricted Subsidiary;

                    1.1.75.2 Investments in commercial paper maturing in 270 days or less from the date of issuance which, at the time of acquisition by the Guarantor or any Restricted Subsidiary, is accorded a rating of at least A-2 by Standard & Poor's Corporation or at least Prime-2 by Moody's Investors Service, Inc.;

                    1.1.75.3 Investments in (a) direct obligations of the United States of America or any agency or instrumentality of the United States of America, the payment or guarantee of which constitutes a full faith and credit obligation of the United States of America or (b) direct obligations of Canada or any agency or instrumentality of Canada, the payment or guarantee of which constitutes a full faith and credit obligation of Canada, in either case, maturing in twelve months or less from the date of acquisition thereof;

                    1.1.75.4 Investments in certificates of deposit maturing within one year from the date of issuance thereof, issued by a bank or trust company organized under the laws of the United States, any state thereof or Canada or any province thereof, having capital, surplus and undivided profits aggregating at least US $500,000,000 (or its equivalent in Canadian currency) and whose long-term certificates of deposit are, at the time of acquisition thereof by the Guarantor or a Restricted Subsidiary, rated A- or better by Standard & Poor's Corporation or A3 or better by Moody's Investors Service, Inc. or Investments in Eurodollar Certificates of deposit maturing within one year after the acquisition thereof and issued by a bank in western Europe or England having capital, surplus and undivided profits of at least US $1,000,000,000 (or its equivalent in such country's local currency); and

                    1.1.75.5 loans and advances (including, without limitation, loans or advances to employees of the Guarantor for the purchase by such employee of shares of stock of the Guarantor by such employee) in the usual and ordinary course of business to officers, directors and employees for expenses (including moving expenses related to a transfer) incidental to carrying on the business of the Guarantor or any Restricted Subsidiary provided that the aggregate amount of all such loans or advances shall at no time exceed US $2,000,000;

          1.1.76    "RESTRICTED PAYMENTS" means, for any period,

                    1.1.76.1 the declaration or payment, directly or indirectly, of any dividend either in cash or property, on any shares of capital stock of the Guarantor or any Restricted Subsidiary;

                    1.1.76.2 the purchase, redemption or retirement, directly or indirectly, of any shares of capital stock of any class or of any warrants, rights or options to purchase or acquire any shares of capital stock of the Guarantor or any Restricted Subsidiary; and

                    1.1.76.3 any payment or distribution, directly or indirectly, by the Guarantor or a Restricted Subsidiary in respect of its capital stock;

          PROVIDED, HOWEVER, that "Restricted Payments" shall not include any such dividends, purchases, redemptions, retirements or other distribution by a Restricted Subsidiary to the Guarantor or to a Wholly-owned Restricted Subsidiary;

          1.1.77    "RESTRICTED SUBSIDIARY" means and includes

                    1.1.77.1 each of the Borrower and its Subsidiaries, including IPG Holding Company of Nova Scotia ("CANCO") and IPG Finance LLC notwithstanding the fact that they might be Unrestricted Subsidiaries under the Note Agreement;

                    1.1.77.2 IPG (US) Acquisition Corporation, IPG (US) Holdings Inc., IPG (US) Inc. and ATC, notwithstanding the fact that they might be Unrestricted Subsidiaries under the Note Agreement; and

                    1.1.77.3 any Subsidiary of the Guarantor any of whose Debt is guaranteed by the Guarantor, notwithstanding the fact that such Subsidiary might be an Unrestricted Subsidiary under the Note Agreement;

                    1.1.77.4 Intertape Polymer Corp., Polymer International Corp., Intertape Polymer Inc., any other Subsidiary so described in Schedule "E" hereto and any other Subsidiary
                    (a) which is organized
                    under the laws of the United States, Puerto Rico, Canada or any Qualifying EU Jurisdiction or any jurisdiction thereof;
                    (b) which conducts substantially all of its business and has substantially all of its assets within the United States, Puerto Rico, Canada or any Qualifying EU Jurisdiction; (c) of which more than 80% (by number of votes) of the Voting Stock is beneficially owned by the Guarantor or any wholly-owned Restricted Subsidiary, and
                    (d) which has been designated by the Board of Directors of the Guarantor as a Restricted Subsidiary in accordance with Section 11.17;

          1.1.78 "ROLLOVER DATE" means, with respect to a Libor Advance, the date of any such Advance, or the first day of any Designated Period;

          1.1.79    "SECOND CURRENCY" has the meaning ascribed to it in
          Section 14.1;

          1.1.80 "SECURITY" shall have the same meaning as in Section 2(1) of the Securities Act of 1933, as amended;

          1.1.81 "SELECTED AMOUNT" means, with respect to the Libor Advance, the amount in respect of which the Borrower, has asked, in accordance with Section 4.2, that the interest payable thereon be calculated on the Libor Basis;

          1.1.82 "SENIOR FINANCIAL OFFICER" means the chief financial officer, principal accounting officer, treasurer or comptroller of the Guarantor;

          1.1.83 "SUBSIDIARY" means any moral Person in respect of which the majority of the issued and outstanding capital stock granting a right to vote in all circumstances is at the relevant time owned by the Guarantor or one or more of its Subsidiaries and includes a limited partnership which would be an Affiliate;

          1.1.84 "TERM" means the term commencing on the date hereof and terminating:

                    1.1.84.1 with respect to Facility A, on December 2, 1999, subject to extension following an Extension Request (as defined in Section 2.2) which is accepted by the Lender;

                    1.1.84.2  with respect to Facility B, on January 31, 1999;

          1.1.85 "TOTAL DEBT" means all Debt of the Guarantor and the Restricted Subsidiaries (and for greater certainty, includes any Debt of an Unrestricted Subsidiary Guaranteed by the Guarantor) on a Consolidated basis, less Available Cash;

          1.1.86 "TRANSFER AGREEMENT" means the form of transfer agreement annexed hereto as Schedule "D";

          1.1.87 "UNRESTRICTED SUBSIDIARY" means any Subsidiary which is not a Restricted Subsidiary;

          1.1.88 "US PRIME RATE" means, on any day, the rate of interest, expressed as an annual rate, publicly announced or posted by the Lender or any Assignee as being its reference rate then in effect for determining interest rates on demand commercial loans granted in the United States of America in US Dollars to clients of the Lender or an Assignee, whether or not any such loans are actually made;

          1.1.89 "US PRIME RATE BASIS" means the basis of calculation of interest on the US Dollar Advances, or any part thereof, in accordance with the provisions of Sections 5.1, and 5.2;

          1.1.90 "US PRIME RATE ADVANCE" means, at any time, the part of the US Dollar Advances with respect to which the Borrower has chosen, or, in accordance with the provisions hereof, is obliged, to pay interest on the US Prime Rate Basis;

          1.1.91 "US DOLLARS" or "US $" means the lawful currency of the United States of America in same day immediately available funds or, if such funds are not available, the form of currency of the United States of America which is ordinarily used in the settlement of international banking operations on the day on which any payment or any calculation must be made pursuant to this Agreement;

          1.1.92 "US DOLLAR ADVANCES" means, at any time, the total of all Loans in US Dollars, and includes the amount of all Letters of Credit denominated in US Dollars;

          1.1.93 "VOTING STOCK" means Securities of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions);

          1.1.94 "WHOLLY-OWNED" when used in connection with any Subsidiary means a Subsidiary of which all of the issued and outstanding shares of stock (except shares required as directors' qualifying shares) shall be owned by the Borrower, the Guarantor and/or one of its Wholly-owned Restricted Subsidiaries.

     1.2  INTERPRETATION

     Unless stipulated to the contrary, the words used herein which indicate the singular include the plural and vice versa and the words indicating masculine include the feminine and vice versa. In addition, (a) the word "INCLUDES" (or "INCLUDING") shall be interpreted to mean "INCLUDES

     (OR INCLUDING) WITHOUT LIMITATION", and (b) where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such person.

     1.3  CURRENCY

     Unless the contrary is indicated, all amounts referred to herein are expressed in US Dollars.

     1.4  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Unless the Lender shall otherwise expressly agree or unless otherwise expressly provided herein, all of the terms of this Agreement which are defined under the rules constituting Generally Accepted Accounting Principles shall be interpreted, and all financial statements to be prepared hereunder shall be prepared, in accordance with Generally Accepted Accounting Principles.

     1.5  DIVISION AND TITLES

     The division of this Agreement into Articles, Sections and subsections and the insertion of titles are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

2    THE CREDIT

     2.1  THE FACILITIES

     Subject to the provisions hereof, the Lender agrees to make available to the Borrower, individually and not jointly and severally or solidarily with any future Assignee, its Participation in the Credit, which Credit consists of:

          2.1.1 a maximum amount of $50,000,000 under Facility A; and

          2.1.2 a maximum amount of $50,000,000 under Facility B;

     for a total of up to US $100,000,000 (the "CREDIT").

     2.2  FACILITY A

     All Advances borrowed under Facility A may be repaid and re-borrowed by the Borrower at all times during the Term. The Lender may, in its absolute discretion, agree to extend the Term in respect of Facility A for a further period of 12 months, provided that the Borrower makes a request to the Lender not more than 90 days prior to the then-current expiry of the Term (the "EXTENSION REQUEST"). The Lender undertakes to respond to such request within a delay not exceeding 45 days from receipt thereof. If the Lender fails to so respond, the Lender shall be deemed to have refused to grant any such extension.

     2.3  FACILITY B

     All Advances available to the Borrower under Facility B may be drawn by way of one single Advance during the Disbursement Period, and may not be re-borrowed by the Borrower during the Term. However, the Borrower may convert from one form of Advance to another subject to the provisions of this Agreement.

3    PURPOSE

     3.1  PURPOSE OF THE ADVANCES

     All Advances made by the Lender to the Borrower in accordance with the provisions hereof (a) under Facility A, shall be used by the Borrower (directly or indirectly) exclusively to acquire the shares of ATC and for general corporate or business purposes, and (b) under Facility B, shall be used by the Borrower, directly or indirectly, exclusively to refinance existing Funded Debt of ATC and for general corporate or business purposes. No proceeds of any Advance will be used to acquire any equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any "margin stock", as defined in Federal Reserve System Board of Governors Regulation U.

4    ADVANCES, CONVERSIONS AND OPERATION OF ACCOUNTS

     4.1  NOTICE OF BORROWING

     Subject to the applicable provisions of this Agreement, at all times during the relevant Disbursement Period, the Borrower shall be entitled to draw upon the Credit, on one or more occasions, up to the maximum amount of the Credit, provided that at least one (1) Business Day prior to the day on which any US Prime Rate Advance is required, the Borrower shall have provided to the Lender an irrevocable telephone notice at or before 10:00 A.M., New York time, on any Business Day, followed by the delivery on the same day of a written notice of confirmation substantially in the form of Schedule "B". Notices in respect of Libor Advances and Letters of Credit shall be made in accordance with the provisions of Sections 4.2 and 4.3, respectively.

     4.2  LIBOR ADVANCES AND CONVERSIONS

     On any Business Day during the Term, upon an irrevocable telephone notice to the Lender given prior to 10:00 A.M., NEW YORK time at least three Business Days prior to the date of a proposed Libor Advance or a Rollover Date, followed by the delivery on the same day of a written notice of confirmation substantially in the form annexed hereto as Schedule "B", the Borrower may request that a Libor Advance be made, that one or more Advances not borrowed as Libor Advances be converted into one or more Libor Advances or that a Libor Advance or any part thereof be extended, as the case may be. The Lender shall determine the LIBOR which will be in effect on the date of the Advance or the Rollover Date, as the case may be (which in such case must be a Business Day), with respect to the Selected Amount or to each of the Selected Amounts, as the case may be, having a maturity:

          4.2.1  under Facility A, of 30, 60, 90 or 180 days; and

          4.2.2  under Facility B, of 30, 60 or 90 days;

     from the date of the Advance or the Rollover Date, as the case may be. However, if the Borrower has not delivered a notice to the Lender in a timely manner in accordance with the provisions of this Section 4.2, the Borrower shall be deemed to have chosen to have the interest on the amount of such Advance calculated on the US Prime Rate Basis.

     4.3  LETTERS OF CREDIT

     As part of the Credit available hereunder, the Borrower may cause to be issued by the Lender one or more Letters of Credit in a maximum aggregate amount outstanding at any time not exceeding:

          4.3.1  Under Facility A, US $10,000,000; and

          4.3.2  Under Facility B, US $20,000,000;

     and for a duration not exceeding the lesser of one (1) year from the date of issuance or the remaining duration of the Term, subject to the signature by the Borrower of the Lender's standard documentation then currently used in connection with letters of credit. The Borrower shall pay non-refundable fees in respect of any such Letters of Credit equal to the rate per annum indicated in the definition of "Margin" multiplied by the face amount thereof, subject to a minimum fee for each Letter of Credit in an amount of $250, payable in advance. The Guarantor expressly acknowledges that it will remain liable hereunder irrespective of the fact that it has not executed such documentation together with the Borrower. For greater certainty, each of the Borrower and the Guarantor acknowledge that any Letters of Credit issued under Facility B must be issued during the relevant Disbursement Period, since Facility B is not revolving in nature.

     4.4  CURRENCY

     Subject to the provisions of Section 2.1, at any time during the relevant Disbursement Period the Borrower may borrow, on one or more occasions, up to the maximum amount of the Credit in US Dollars.

     4.5  OPERATION OF ACCOUNTS

     The Lender shall maintain in its books at the Branch a record of the Loan, including the Letters of Credit issued by the Lender at the request of the Borrower, attesting as to the total of the Borrower's indebtedness to the Lender in accordance with the provisions hereof. These accounts or registers shall constitute, in the absence of manifest error, PRIMA FACIE proof of the total amount of the indebtedness of the Borrower to the Lender in accordance with the provisions hereof, of the date of any Advance made to the Borrower and of the total of all amounts paid by the Borrower from time to time with respect to principal and interest owing on the Loan and the fees and other sums exigible in accordance with the provisions hereof.

     4.6  LIMITATIONS ON ADVANCES

     Any amount of the Credit available under Facility A and Facility B shall cease to be available at the expiry of the Term.

     4.7  NETTING

     On the date of any Advance or on a Rollover Date, the Lender shall be entitled to net amounts payable on such date by the Lender to the Borrower against amounts payable on such date by the Borrower to the Lender.

5    INTEREST AND FEES

     5.1  INTEREST ON THE US PRIME RATE BASIS

     The principal amount of the US Dollar Advances which at any time and from time to time remains outstanding and in respect of which the Borrower has chosen or, in accordance with the provisions hereof, is obliged to pay interest on the US Prime Rate Basis, shall bear interest, calculated daily, on the daily balance of such Loan, from the date of the Advance up to and including the day preceding the date of repayment in full (whether in accordance with Article 8 or Article 14, as the case may be) of the US Dollar Advances at the annual rate (calculated based on a 365 or 366 day year, as the case may be) applicable to each of such days which corresponds to the US Prime Rate at the close of business on each of such days, plus the Margin; provided that in the event that the US Prime Rate is, for any period, less than the Federal Funds Effective Rate plus the Margin then applicable to Libor Advances, US Base Rate shall be deemed to be equal to the Federal Funds Effective Rate plus the greater of .50% or the Margin then applicable to Libor Advances. For the purposes hereof, the term "FEDERAL FUNDS EFFECTIVE RATE" means, for any period, a fluctuating interest rate per annum (calculated based on a 360 day year) equal, for each day during such period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which such rate is not so published for such day by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Lender from three Federal Funds brokers of recognized standing selected by the Lender. If for any reason the Lender shall have determined (which determination shall be conclusive, absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including without limitation, the inability or failure of the Lender to obtain sufficient bids or publications in accordance with the terms hereof, the Lender's US Prime Rate will apply.

     5.2  PAYMENT OF INTEREST ON THE US PRIME RATE BASIS

     The interest payable in accordance with Section 5.1 and calculated in the manner hereinabove described is payable to the Lender monthly, in arrears, on the last day of each month.

     5.3  INTEREST ON THE LIBOR BASIS

     The principal amount of the Libor Advances which at any time and from time to time remains outstanding shall bear interest, calculated daily, on the daily balance of such Libor Advances, from each Rollover Date, at the annual rate (calculated based on a 360-day year) applicable to each of such days which corresponds to the LIBOR applicable to each Selected Amount, plus the Margin, and shall be effective as and from each Rollover Date up to and including the date prior to the next Rollover Date.

     5.4  PAYMENT OF INTEREST ON THE LIBOR BASIS

     The interest payable in accordance with the provisions of Section 5.3 and calculated in the manner hereinabove set out on the amount outstanding from time to time is payable to the Lender, in arrears,

          5.4.1 on the next Rollover Date when the Designated Period is 30 to 90 days,

          5.4.2 when the Designated Period exceeds 90 days, on the first Business Day following each period of 90 days during such Designated Period and at the next Rollover Date, if the Designated Period is more than 90 days and is not a multiple of 90 days.

     5.5  LIMITS TO THE DETERMINATION OF LIBOR

     Nothing herein contained shall be interpreted as authorizing the Borrower, with respect to the determination of LIBOR, to choose a Selected Amount with respect to each Designated Period of less than US $1,000,000 or a greater amount other than in whole multiples of US $100,000.

     5.6  FIXING OF LIBOR

     LIBOR shall be transmitted to the Borrower by the Lender at approximately 11:00 A.M., New York time, two Business Days prior to:

          5.6.1 the date on which the Libor Advance is to be made; or

          5.6.2 the relevant Rollover Date.

     5.7  INTEREST ON THE LOAN

     Where no specific provision with respect to interest on an outstanding portion of the Loan is contained in this Agreement, the interest on such portion of the Loan shall be calculated and payable on the US Prime Rate Basis.

     5.8  ARREARS OF INTEREST

     Any arrears of interest or principal shall bear interest at a rate that is two percent (2%) per annum higher than the rate of interest payable in respect of the relevant principal amount of the Loan and shall be calculated and exigible on the same basis.

     5.9  MAXIMUM INTEREST RATE

     The amount of the interest or fees exigible in applying this agreement shall not exceed the maximum rate permitted by Law. Where the amount of such interest or such fees is greater than the maximum rate, the amount shall be reduced to the highest rate which may be recovered in accordance with the applicable provisions of Law.

     5.10 FEES

     The Borrower shall pay the following fees (the "FEES") to the Lender:

          5.10.1 a Standby Fee equal to the percentage set out in the definition of "Margin", multiplied by an amount equal to the unused portions of Facility A of the Credit, calculated daily and payable monthly in arrears based on a 365/366 day year on the last day of each calendar month or on such other date as the Lender may determine, commencing in respect of the month ending on December 31, 1997;

          5.10.2 an arrangement fee: (a) in respect of Facility A, equal to .35% of the Credit available under Facility A, being an amount of US $175,000, payable to the Lender upon the signature hereof, and (b) in respect of Facility B, equal to .35% of the Credit available under Facility B, being an amount of US $175,000, payable to the Lender upon the signature hereof; and

          5.10.3 in the event of any syndication, assignment or granting of participations in accordance with the provisions of Section 15.2, an annual agency fee in an amount to be negotiated at the time.

     However, notwithstanding the provisions of subsection 5.10.2 hereof, if by March 31, 1998 the Guarantor and the Restricted Subsidiaries have not completed a private placement and remitted the proceeds thereof to the Lender in full payment of the Loans under Facility B, the Borrower and the Guarantor shall pay to the Lender an additional fee equal to .35% of the Credit under Facility B.

     5.11 INTEREST ACT

          5.11.1 For the purposes of the Interest Act of Canada, any amount of interest or fees calculated herein using 360, 365 or 366 days per year and expressed as an annual rate is equal to the said rate of interest or fees multiplied by the actual number of days comprised within the calendar year, divided by 360, 365 or 366, as the case may be.

          5.11.2 The parties agree that all interest in this Agreement will be calculated using the nominal rate method and not the effective rate method, and that the deemed re-investment principle shall not apply to such calculations. In addition, the parties acknowledge that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates.

6    RESTRICTIONS, LIMITATIONS AND MARKET CONDITIONS

     6.1  MARKET FOR LIBOR ADVANCES

     If at any time or from time to time: (a) as a result of market conditions, there exists no appropriate or reasonable method to establish LIBOR, for a Selected Amount or a Designated Period, or (c) US Dollar deposits are not available to the Lender in such market in the ordinary course of business in amounts sufficient to permit it to make the Libor Advance, for a Selected Amount or a Designated Period, the Lender shall so advise the Borrower and the Lender shall not be obliged to honour any notices of borrowing in connection with any Libor Advances, and the Libor Advance option shall thereupon be suspended upon such notice by the Lender to the Borrower.

     6.2  SUSPENSION OF LIBOR ADVANCE OPTION

     If a notice has been given by the Lender in accordance with Section 6.1, the Libor Advance, or any part thereof, as the case may be, shall not be made (whether as an Advance, a conversion or an extension) by the Lender and the right of the Borrower to choose that Advances be made or, once made, be converted or extended into the Libor Advance shall be suspended until such time as the Lender has determined that the circumstances having given rise to such suspension no longer exist, in respect of which determination the Lender shall advise the Borrower within a reasonable delay, and the Borrower shall within ten (10) days following receipt of a demand to such effect, pay to the Lender the amounts referred to in
     Section 7.2.

     6.3  LIMITS ON THE LETTERS OF CREDIT AND LIBOR ADVANCES

     Nothing in this Agreement shall be interpreted as authorizing the
     Borrower:

          6.3.1 to borrow by way of Libor Advances, nor as obliging the Lender to accept such Notices of Borrowing in respect of Libor Advances, for a Designated Period; nor

          6.3.2  to cause to be issued Letters of Credit;

     maturing on a date which results in a situation where the Credit cannot be reduced as required by this Agreement, or on a date which is after the expiry of the Term.

7    CHANGES IN CIRCUMSTANCES, INCREASED FEES AND INDEMNIFICATION

     7.1  ILLEGALITY, INCREASED COSTS

     If the Lender, acting reasonably, determines (which determination shall be attested to by a certificate submitted to the Borrower and which shall be final and binding between the parties hereto in the absence of manifest error) that i) the adoption by a governmental or international authority (including the Bank for International Settlements (the "BIS")) of a law, directive, requirement or guideline, whether or not having the force of law, ii) any modification to a law, directive or guideline, whether or not having the force of law, or to the interpretation or application of same by a tribunal or governmental or international authority (including the BIS) or other body charged with such interpretation or application, or iii) any quashing by a tribunal or other governmental or international authority or body (including the BIS) of an interpretation of any law, directive, requirement or guideline, whether or not having the force of law:

          7.1.1 has rendered or will render it illegal or contrary to any law, directive or guideline for the Lender to maintain or to give effect to all or part of the obligations stipulated in this Agreement, including the obligation to make or maintain all or any part of a Libor Advance pursuant to the terms hereof, then the obligation of the Lender to maintain or to give effect to such part of its obligations, will become null and, subject to the provisions of the particular law, directive or guideline and of
          Section 7.2 with respect to losses, costs and expenses, if the Loan affected is a Libor Advance, the Borrower may convert the principal amount thereof into a US Prime Rate Advance, and pay the interest accrued thereon, or may reimburse the particular Libor Advance in whole with interest accrued thereon.

          Such conversion or reimbursement shall be made at the expiry of the relevant Designated Period which is the last to expire prior to the effective date of such adoption, change or quashing, or, if in the judgment of the Lender, an immediate conversion or reimbursement is necessary, immediately upon demand by the Lender; or

          7.1.2 i) has imposed, modified or deemed applicable any loan ceiling with respect to the Lender, or imposed, modified or deemed applicable any special tax, reserve, deposit, capital adequacy or similar requirement with respect to the assets held by, deposited at or used for the purchase of funds, or to the loans made by the Lender, or ii) changes the basis of taxation on payments made to the Lender under this Agreement (other than a change affecting the taxes based on net profits or capital of the Lender), or iii) imposes upon the Lender any other monetary conditions or restrictions with respect to this Agreement, all or any part of a Loan, as the case may be, or any other document, effect or operation contemplated hereby, and if the result of any of the foregoing is to increase the cost to the Lender of making or maintaining any Loan, or any part thereof, as the case may be, or to reduce any amount otherwise receivable by the Lender hereunder with respect thereto, then, in any such case, the Borrower shall promptly pay to the Lender, within 10 Business Days from demand, such additional amounts necessary to compensate the Lender for such additional cost or reduced amount receivable as is determined in good faith by the Lender. The Lender shall use reasonable efforts to advise the Borrower of any event described in this
          Section 7.1 within a reasonable delay. If the Lender becomes entitled to claim any additional amounts pursuant to this Section 7.1, it shall promptly notify the Borrower of the event by reason of which it has become so entitled and provide reasonable particulars of the calculation of such amount. A certificate of the Lender as to any such additional amounts payable to it shall be conclusive and binding in the absence of manifest error.

     7.2  INDEMNITY

     The Borrower shall indemnify the Lender against and hold the Lender as well as its directors, officers or employees harmless from any loss or expense, including without limitation any loss or expense arising from interest or fees payable by the Lender to lenders of funds obtained by it in order to make or maintain any Advance and any loss or expense incurred in liquidating or re-employing deposits from which such funds were obtained, which the Lender may sustain or incur as a consequence of any
     i) default by the Borrower in the payment when due of the amount of or interest on any Loan or in the payment when due of any other amount hereunder, ii) default by the Borrower in obtaining an Advance after the Borrower has given notice hereunder that it desires to obtain such Advance, iii) default by the Borrower in making any voluntary reduction of the outstanding amount of any Loan after the Borrower has given notice hereunder that it desires to make such reduction, and iv) the payment of any Libor Advance otherwise than on the maturity date thereof (including without limitation any such payment required pursuant to Section 8.1 or upon acceleration pursuant to Section 13.2). A certificate of the Lender providing reasonable particulars of the calculation of any such loss or expense shall be conclusive and binding in the absence of manifest error. If the Lender becomes entitled to claim any amount pursuant to this
     Section 7.2, it shall promptly notify the Borrower of the event by reason of which it has become so entitled and reasonable particulars of the related loss or expense.

     7.3  WITHHOLDING TAXES

     The Borrower and the Guarantor, for the benefit of the Lender and any Assignees which are residents, citizens or domestic corporations of the United States of America at the time of any payment made by the Borrower or the Guarantor hereunder (the "RELEVANT HOLDERS"), agree that in the event any such payments made by the Borrower or the Guarantor under this Agreement are subject to any present or future tax, duty, assessment, impost, levy or other similar charge (a "RELEVANT TAX") imposed, levied, collected, assessed, deducted or withheld by the government of Canada (or any authority therein or thereof) or by the government of any other country or jurisdiction (or any authority therein or thereof) other than the United States from or through which payments hereunder are actually made (each a "TAXING JURISDICTION"), the Borrower or the Guarantor will pay to the Relevant Holder such additional amounts as may be necessary in order that the net amounts paid to such Relevant Holder pursuant to the terms of this Agreement after imposition of any such Relevant Tax (including, without limitation, any Relevant Tax on such additional amount) shall be not less than the amounts specified in this Agreement to be then due and payable (after giving effect to the exclusion for Relevant Taxes imposed by the government of the United States as described above).

     7.4  SURVIVAL

     Without prejudice to the survival or termination of any other agreement of the Borrower or the Guarantor under this Agreement, the obligations of the Borrower under Sections 7.2 and 7.3 shall survive the payment of principal and interest on all Loans and the termination of the Credit.


8    PAYMENT, REPAYMENT AND PREPAYMENT

     8.1  REPAYMENT OF THE LOAN

     The Borrower hereby agrees to repay the Loan on the last day of the Term. However, if the Guarantor or the Restricted Subsidiaries complete a private placement as contemplated, the proceeds thereof shall promptly be used to prepay the Loans under Facility B, subject to the provisions of
     Section 8.2 with respect to such prepayment.

     8.2  PREPAYMENT, REDUCTION AND CANCELLATION OF THE CREDIT

     On any Business Day during the Term, after having given notice to the Lender at least five (5) days prior to the proposed prepayment, the Borrower may repay or prepay in minimum amounts of US $1,000,000, or in whole multiples of such amount, all or part of the principal amount of the Loan, provided that in respect of the Libor Advance, no repayment may be made on a day other than a Rollover Date, save as provided in Sections 7.2 and 8.3, with, in each case, all interest accrued and unpaid on the amounts so prepaid. However, the Borrower may not, in respect of Facility B at any time during the Term, again borrow all or part of the Loan repaid, whether such payment was a prepayment or otherwise.

     In addition, the Borrower may, upon the same notice, cancel any portion of the Credit under Facility A which has not been drawn by the Borrower. No Standby Fee (described in Section 5.10) shall be payable in respect of any portion of the Credit so cancelled as and from the effective date of its cancellation. The Borrower shall not be permitted to draw Advances in respect of any portion of the Credit so cancelled. If necessary in connection with such cancellation or reduction, the Borrower shall repay all or any part of the Loan, provided that in respect of a Libor
     Advance, no repayment may be made on a day other than a Rollover Date, save as provided in Section 7.2 and in Section 8.3, with all interest accrued and unpaid on the amounts so prepaid.

     8.3  PAYMENT OF LOSSES RESULTING FROM A PREPAYMENT

     If a prepayment in respect of the Libor Advance is made on a date other than a Rollover Date, simultaneously with such prepayment, the Borrower shall pay to the Lender the losses, costs and expenses suffered or incurred by the Lender with respect to such prepayment, which are referred to in Section 7.2.

     8.4  IMPUTATION OF PREPAYMENTS

     Any prepayment made in accordance with Section 8.2 shall be imputed firstly to Facility B, and secondly to Facility A.

     8.5  CURRENCY OF PAYMENTS

     All payments, repayments or prepayments, made hereunder shall be made in US Dollars.

     8.6  PAYMENTS BY THE BORROWER TO THE LENDER

     All payments to be made by the Borrower in connection with this Agreement shall be made in funds having same day value to the Lender at the Branch, or at any other office or account in Canada or the United States of America designated by the Lender. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 11:00 A.M., NEW YORK time.

     8.7  PAYMENT ON A BUSINESS DAY

     Each time a payment, repayment or prepayment is due on a day which is not a Business Day, it shall be made on the previous Business Day.

     8.8  PAYMENTS BY LENDER TO THE BORROWER

     Any amounts payable to the Borrower shall be paid by the Lender on a Business Day, in funds having same day value, to the Borrower's account located at Toronto Dominion Bank, 31 West 52nd Street, 19th floor, New York, New York.

     8.9  APPLICATION OF PAYMENTS

     Except as otherwise indicated herein or as otherwise determined by the Lender, all payments made to the Lender by the Borrower shall be applied by the Lender as follows:

          a)  to the fees, costs, expenses and accessories contemplated by
          Article 7, Section 13.6 and Section 16.5;

          b)  to all amounts due under Article 5 hereunder;

          c) to the repayment of the principal amount of the Loan subject, in the case of prepayments, to the imputation rules set out in
          Section 8.4;

          d)  to any other amounts due pursuant to this Agreement.

     8.10 NO SET-OFF OR COUNTERCLAIM BY BORROWER

     All payments by the Borrower shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

     8.11 DEBIT AUTHORIZATION

     The Lender is hereby authorized to debit the Borrower's, the Guarantor's and the Restricted Subsidiaries' account or accounts maintained from time to time at the Branch or elsewhere, and to set off and compensate against any and all accounts, credits and balances maintained at any time by the Borrower, the Guarantor or the Restricted Subsidiaries for the amount of any interest or any other amounts due and owing hereunder from time to time payable by the Borrower to the Lender, in order to obtain payment thereof. The Lender agrees to give notice of any such debit, set off or compensation within a reasonable delay thereafter, provided that the failure to give such notice shall not invalidate any action taken by the Lender nor render it liable to the Borrower, the Guarantor or the other Restricted Subsidiaries.

9    CONDITIONS PRECEDENT

     9.1  INITIAL ADVANCE UNDER THE CREDIT

     The obligation of the Lender to make an initial Advance under the Credit is conditional upon each of the following conditions having been satisfied, together with the conditions set out in Section 9.2:

          9.1.1 all Charges on the property of the Guarantor and the Restricted Subsidiaries, other than Permitted Charges, shall have been discharged; provided that the Charges in favour of Comerica Bank may continue to charge the property of ATC if the Lender is in possession of an authorized, valid undertaking from Comerica Bank to discharge such Charges within a delay not exceeding
          30 days from the Closing Date (the "CB/ATC TEMPORARY CHARGES");

          9.1.2 each of this Agreement and the IPG Guarantee shall have been executed and delivered;

          9.1.3 a Guarantee by IPG Finance LLC of the obligations of the Borrower to the Lender, substantially in the form of the IPG Guarantee, together with an assignment of all amounts owing to IPG Finance LLC from IPG (US) Acquisition Corporation and ATC (collectively the "LLC DOCUMENTS"), shall have been executed and delivered;

          9.1.4 the Guarantor and the Restricted Subsidiaries shall have obtained all necessary governmental, regulatory and other approvals (including Federal Trade

          Commission approval) and all Laws, including environmental Laws, shall have been complied with;

          9.1.5 the Lender shall have received evidence satisfactory to it that:

                    a) ATC's Funded Debt will remain as Funded Debt and not be accelerated or otherwise become payable as a result of the contemplated acquisition of ATC; and

                    b) ATC's Debt will rank PARI PASSU with the Loans hereunder, subject to the provisions of subsection
                    12.2.1 (c);

            9.1.6 the opening balance sheet of each of the Borrower and its Subsidiaries and IPG (US) Acquisition Corporation and its Subsidiaries shall have been delivered to the Lender, and shall be satisfactory to it;

            9.1.7 the results of the due diligence conducted by the Lender concerning ATC's operations, including site visits, accounts receivable audit, environmental due diligence, base-case PRO FORMA statements and the assumptions contained therein, shall be completely satisfactory to the Lender, acting reasonably;

            9.1.8 each of the Guarantor and the Borrower shall have delivered to the Lender a certificate in the form of Schedule "F" signed by a Responsible Officer stipulating and certifying that:

                    a) such officer has taken cognizance of all the terms and conditions of this Agreement and of all contracts, agreements and deeds pertaining hereto; and

                    b) no Default or Event of Default has occurred nor exist hereunder; and

                    c) each of the Guarantor and its Restricted Subsidiaries holds the permits, licences and authorizations required in order to permit it to possess its property and its real estate and to carry on its business in the manner in which it is being carried on at present;

            9.1.9 there shall have been delivered to the Lender a written undertaking from each of the Borrower's Subsidiaries, IPG Finance LLC and Canco, as well as from IPG (US) Acquisition Corporation, IPG (US) Holdings Inc. and IPG (US) Inc., pursuant to which each of them undertakes that for so long as the Borrower or the Guarantor has any obligations to the Lender hereunder:

                    a) it shall not carry on any business, except for the purposes of the acquisition of ATC;

                    b) it shall not, individually or collectively, incur or have at any time any Indebtedness in excess of an aggregate amount of US $100,000;

                    c) IPG Finance LLC shall not assign or transfer, other than to the Lender and to Comerica Bank (with respect to the Borrower's operating facility with Comerica Bank), its rights against ATC or IPG (US) Acquisition Corporation with respect to amounts owed to it from either or both of them;

            9.1.10 the Borrower shall have delivered to the Lender the favourable legal opinion of the counsel to the Borrower and the Guarantor, addressed to the Lender and its counsel, substantially in the form set forth in Schedule "G" and covering as well such other ancillary matters as pertain to the transactions contemplated hereunder and the acquisition of ATC, as required by the Lender, acting reasonably.

     9.2    CONDITIONS PRECEDENT TO ANY ADVANCE

     The obligation of the Lender to make any Advance under the Credit is conditional upon each of the following conditions having been satisfied:

            9.2.1 the representations and warranties contained in this Agreement shall continue to be true and correct (except where stated to be made as at a particular date); and

            9.2.2 the Borrower shall have paid all amounts due to the Lender up to the date of any proposed Advance, whether on account of Fees, disbursements or related matters;

            9.2.3 nothing shall have occurred since December 31, 1996 which would constitute a Material Adverse Change;

            9.2.4 no Default shall have occurred and be continuing and no Event of Default shall have occurred.

10   REPRESENTATIONS AND WARRANTIES

For so long as the Loan or any other amounts payable to the Lender hereunder remain outstanding and unpaid, or the Borrower is entitled to borrow hereunder (whether or not the conditions precedent to such borrowing have or may be satisfied) each of the Guarantor and the Borrower hereby represents and warrants to the Lender that:

     10.1  INCORPORATION

     The Guarantor and each of the Restricted Subsidiaries is a corporation duly incorporated or a limited partnership or limited liability company duly constituted, and is organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or constitution and of all jurisdictions in which it carries on business. The Guarantor and each of the Restricted Subsidiaries has the capacity and power, whether corporate or otherwise, to hold its assets and carry on the business presently carried on by it or which it proposes to carry on hereafter in each jurisdiction where such business is carried on.

     10.2  AUTHORIZATION

     The Borrower has the power and has taken all necessary steps under the Law in order to be authorized to borrow hereunder and to execute and deliver and perform its obligations under this Agreement in accordance with the terms and conditions thereof and to complete the transactions contemplated herein. This Agreement has been duly executed and delivered by duly authorized officers of the Borrower and is a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms.

     The Guarantor has the power and has taken all necessary steps under the Law in order to be authorized to provide the IPG Guarantee and to execute and deliver and perform its obligations under this Agreement and the IPG Guarantee in accordance with the terms and conditions thereof and to complete the transactions contemplated in the IPG Guarantee and herein. Each of this Agreement and the IPG Guarantee has been duly executed and delivered by duly authorized officers of the Guarantor, and is a legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms.

     IPG Finance LLC has the power and has taken all necessary steps under the Law in order to be authorized to provide the LLC Documents and to execute and deliver and perform its obligations under the LLC Documents in accordance with the terms and conditions thereof and to complete the transactions contemplated in the LLC Documents. Each of the LLC Documents has been duly executed and delivered by duly authorized officers of IPG Finance LLC, and is a legal, valid and binding obligation of IPG Finance LLC, enforceable in accordance with its terms.

     10.3   COMPLIANCE OF THIS AGREEMENT

     The execution and delivery of and performance of the obligations under this Agreement and the IPG Guarantee in accordance with their respective terms and the completion of the transactions contemplated therein and herein do not require any consents or approvals which have not been obtained, do not violate any Laws, do not conflict with, violate or constitute a breach under the documents of incorporation or by-laws of the Guarantor or the Restricted

     Subsidiaries or under any agreements, contracts or deeds to which the Guarantor or any of the Restricted Subsidiaries is a party or binding upon it or its assets and do not result in or require the creation or imposition of any Charge whatsoever on the assets of the Guarantor or any of the Restricted Subsidiaries, whether presently owned or hereafter acquired, save for the Permitted Charges.

     10.4   BUSINESS

     The Guarantor currently operates as a holding company. ATC currently operates the business of manufacturing and distributing masking tape. Each of the Borrower and its Subsidiaries and IPG (US) Acquisition Corporation and its Subsidiaries was created for the purpose of facilitating the acquisition of ATC and none of them, other than ATC, carries on any business.

     The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Advances will be used for a purpose which violates, or would be inconsistent with, Federal Reserve System Board of Governors Regulation G, U or X. Terms used in this Section or in Section 3.1 of this Agreement for which meanings are provided in Federal Reserve System Board of Governors Regulation G, U or X or any regulations substituted therefor, as from time to time in effect, have the meaning so provided.

     10.5   FINANCIAL STATEMENTS

     The Consolidated financial statements dated December 31, 1996 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods specified (except as noted thereon) and are an accurate representation of the financial position of the Guarantor and the Restricted Subsidiaries to which they relate as of the respective dates specified and the results of their operations and changes in financial position for the respective periods specified.

     10.6   TITLE TO ASSETS

     The Guarantor and each of the Restricted Subsidiaries has good, valid and marketable title to all of its real property and valid title to all of its other material properties and assets, free and clear of any Charges other than Permitted Charges.

     10.7   LITIGATION

     Except as set out in Schedule "H" annexed hereto, on the date hereof, there are no actions, suits or legal proceedings instituted or pending nor, to the knowledge of the Guarantor and each of the Restricted Subsidiaries, threatened, against any of them or their property before any court or arbitrator or any governmental body or instituted by any governmental body which, if decided against the Guarantor or any of the Restricted Subsidiaries, could, individually or in the aggregate, constitute a Material Adverse Change.

     10.8   TAXES

     The Guarantor and each of the Restricted Subsidiaries has filed within the prescribed delays all federal, provincial or other tax returns which it is required by Law to file and all taxes, assessments and other duties levied by the various governmental authorities with respect to the Guarantor and each of the Restricted Subsidiaries have been paid when due, except to the extent that (a) payment thereof is being contested in good faith by the Guarantor or any of the Restricted Subsidiaries in accordance with the appropriate procedures, for which adequate reserves have been established in the books of the Guarantor or the Restricted Subsidiaries, as the case may be, and (b) the outcome of such contestation, if decided against the Guarantor or such Restricted Subsidiaries, could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

     10.9   INSURANCE

     The Guarantor and each of the Restricted Subsidiaries have contracted for the insurance coverage described in Section 11.6.

     10.10  NO ADVERSE CHANGE

     No Material Adverse Change, considered on a Consolidated basis, has occurred from December 31, 1996 to the Closing Date.

     10.11  REGULATORY APPROVALS

     Neither the Guarantor nor any of the Restricted Subsidiaries is required to obtain any consent, approval, authorization, permit or licence, nor to effect any filing or registration with any federal, provincial or other regulatory authority in connection with the execution, delivery or performance, in accordance with their respective terms, of this Agreement, any borrowings hereunder and the granting of the IPG Guarantee or any other Guarantee.

     10.12  COMPLIANCE WITH LAWS

     Each of the Guarantor and the Restricted Subsidiaries is in material compliance with all requirements of applicable Laws and with all of the material conditions attaching to its permits, authorizations, licenses, certificates and approvals, including without limitation its articles of incorporation and by-laws.

     10.13  FOREIGN ASSETS CONTROL REGULATIONS, ETC.

     Neither the transactions contemplated hereby nor its use of the proceeds of any Advances hereunder will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B,

     Chapter V, as amended) or any enabling legislation or executive order relating thereto. The Guarantor and the Restricted Subsidiaries are in compliance with the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act, 22 U.S.C. Sections 6021 ET SEQ.

     10.14  PENSION AND EMPLOYMENT LIABILITIES, COMPLIANCE WITH ERISA

            10.14.1 Except as disclosed in subsection 10.14.3, neither the Guarantor nor any of the Restricted Subsidiaries has any unfunded pension liabilities, whether valued on a going concern or a wind-up basis, and all compensation obligations (including wages, salaries, commissions and vacation pay) to current employees and to former employees of the Guarantor and the Restricted Subsidiaries have been paid or accrued in full.

            10.14.2 Each of the Guarantor, the Borrower and each ERISA Affiliate has operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a liability in excess of US $2,500,000. Neither the Guarantor nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Guarantor or any ERISA Affiliate, or in the imposition of any Charge on any of the rights, properties or assets of the Guarantor or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to section 401(a)(29) or 412 of the Code, other than such liabilities or Charges as would not, individually or in the aggregate, be expected to result in a liability in excess of US $2,500,000.

            10.14.3 Except as disclosed on Schedule "I-1" hereto, the present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "BENEFIT LIABILITIES" has the meaning specified in section 4001 of ERISA and the terms "CURRENT VALUE" and "PRESENT VALUE" have the meaning specified in section 3 of ERISA.

            10.14.4 The Guarantor, the Borrower and the ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate would be expected to result in a liability in excess of US $2,500,000.

            10.14.5 The expected post-retirement benefit obligation (determined as of the last day of the Guarantor's and its Subsidiaries most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Guarantor and its Subsidiaries has been disclosed in the appropriate financial statements and, in any event, would not be expected to result in a liability in excess of US $2,500,000.

            10.14.6 The execution and delivery of this Agreement and the borrowings hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code with respect to the employee benefit plans of the Guarantor or any ERISA Affiliate.

            10.14.7 Schedule "I" sets forth all ERISA Affiliates and all "employee benefit plans" maintained by the Guarantor (or any "affiliate" thereof) or in respect of which the Notes could constitute an "employer security" ("EMPLOYEE BENEFIT PLAN" has the meaning specified in section 3 of ERISA, "AFFILIATE" has the meaning specified in section 407(d) of ERISA and section V of the Department of Labor Prohibited Transaction Exemption 95-60 (60 FR 35925, July 12, 1995) and "EMPLOYER SECURITY" has the meaning specified in section 407(d) of ERISA).

     10.15  PRIORITY

     The rights of the Lender hereunder, under the IPG Guarantee and under the LLC Documents rank, and shall continue to rank, at all times during the Term, at least PARI PASSU with all of the Indebtedness of the Guarantor and each of the Restricted Subsidiaries, save and except as permitted pursuant to subsection 12.2.1 (c).

     10.16  COMPLETE AND ACCURATE INFORMATION

     All of the information, reports and other documents and all data, as well as the amendments thereto, provided to the Lender by or on behalf of the Guarantor and the Restricted Subsidiaries were, at the time same were provided, and are at the date hereof, complete, true and accurate in all material respects.

     10.17  EVENT OF DEFAULT

     There exists no Default or Event of Default hereunder.

     10.18  AGREEMENTS WITH THIRD PARTIES

     Each of the Guarantor and the Restricted Subsidiaries is in compliance in all material respects with each and every one of its obligations under agreements with third parties to which it is a party or by which it is bound, the breach of which could reasonably be expected to result in a Material Adverse Change.

     10.19  ENVIRONMENT

            10.19.1 There are no existing claims, demands, damages, expenses, suits, proceedings, actions, negotiations or causes of action of any nature whatsoever, whether threatened or pending, arising out of the presence on any property owned or controlled by the Guarantor or the Restricted Subsidiaries, either past or present, of any hazardous substance or hazardous waste, or out of any past or present activity conducted on any property now owned by the Guarantor or the Restricted Subsidiaries, whether or not conducted by the Guarantor or the Restricted Subsidiaries, involving hazardous substances or hazardous waste which would reasonably be expected to result in a Material Adverse Change;

            10.19.2 To the best of the knowledge of the Borrower and the Guarantor, after due enquiry:

                       (a) there is no hazardous substance or hazardous waste existing on or under any property of the Guarantor or any of the Restricted Subsidiaries which constitutes a violation of any ordinance, statute or law for which an owner or person in control of a property may be held liable and which could reasonably be expected to result in a Material Adverse Change;

                       (b) the business of the Guarantor and each of the Restricted Subsidiaries is being carried on so as to respect in all material ways the rules and regulations applicable to environmental and health and safety matters; and

                       (c) no contaminant, pollutant, toxic substance or material or dangerous waste has been spilled or emitted in reportable quantities into the environment from any property owned or controlled by the Guarantor or any of the Restricted Subsidiaries which could reasonably be expected to result in a Material Adverse Change.

     10.20  SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     All of the statements contained in any certificate, attestation, financial statements, reports, statements, data or other documents delivered to the Lender by or on behalf of the Borrower, including under or pertaining to this agreement or any other document contemplated hereby, and any amendments thereto, or pertaining to any transactions contemplated therein or hereby, constitute representations and warranties made hereunder, subject to the limits and restrictions stipulated herein. All of the representations and warranties made hereunder are true and correct at the date hereof, shall be true and correct at the date of any Advance hereunder, shall survive the execution and delivery of this agreement, any investigation by or on behalf of the Lender or the making of any Advance hereunder, and none of same are nor shall be waived, except in writing.

11   POSITIVE COVENANTS

For so long as the Loan remains outstanding and unpaid, or the Borrower is entitled to borrow hereunder (whether or not the conditions precedent to such borrowing have or may be satisfied) and unless the Lender shall otherwise agree in writing, each of the Borrower and the Guarantor, for itself and each of the other Restricted Subsidiaries and with respect to itself and each of the other Restricted Subsidiaries, agrees as follows:

     11.1   PRESERVATION OF JURIDICAL PERSONALITY

     It shall do or cause to be done all things necessary to preserve and maintain its existence in full force and effect.

     11.2   PRESERVATION OF LICENSES

     It shall maintain in effect and obtain, where necessary, all such authorizations, approvals, licences or consents of such governmental agencies, whether federal, state, provincial or local, which may be or become necessary or required for the Guarantor and the Restricted Subsidiaries to satisfy their obligations hereunder and under the IPG Guarantee.

     11.3   COMPLIANCE WITH APPLICABLE LAWS

     It shall conduct its business in a proper and efficient manner and shall keep or cause to be kept appropriate books and records of account, in compliance with the Law, and shall record or cause to be recorded faithfully and accurately all transactions with respect to its business in accordance with GAAP applied on a consistent basis, and shall comply with all material requirements of Law and with all the conditions attaching to its permits, authorizations, licences, certificates and approvals including the Occupational Safety and Health Act of 1970, as amended and ERISA.

     11.4   MAINTENANCE OF ASSETS

     It shall maintain or cause to be maintained in good operating condition all of its assets used or useful in the conduct of its business, as would a prudent owner of similar property, whether same are held under lease or under any agreement providing for the retention of ownership, and shall from time to time make or cause to be made thereto all necessary and appropriate repairs, renewals, replacements, additions, improvements and other works.

     11.5   BUSINESS

     It will continue to carry on substantially the same type of business currently carried on and activities which are ancillary, incidental or necessary to its ongoing business as presently conducted, and will not change the nature of its business activities as described in Section 10.4 without the prior written consent of the Lender.

     11.6   INSURANCE

     It will maintain insurance coverage by financially sound and reputable insurers in such forms and amounts and against such risks as are customary for corporations of established reputation engaged in the same or a similar business and owing and operating similar properties in accordance with good business practice and, in any event, in amounts and against risks acceptable to the Lender, acting reasonably.

     11.7   PAYMENT OF TAXES AND DUTIES

     It shall pay all taxes, assessments and other governmental duties which are imposed on it or on its income or profits or its assets, when due and payable, provided that no such tax, assessment or duty need be paid if (a) it is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and (b) such reserves or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor, and (c) the outcome of such contestation, if decided adversely to the Guarantor or the Restricted Subsidiaries, would not reasonably be expected to result in a Material Adverse Change, considered on a Consolidated basis.

     11.8   ACCESS AND INSPECTION

     It shall allow the employees and representatives of the Lender, during normal business hours, to have access to and inspect, in conjunction with the Guarantor, the assets of the Guarantor and the Restricted Subsidiaries, to inspect and take extracts from or copies of the books and records of the Guarantor and the Restricted Subsidiaries and to discuss the business, assets, liabilities, financial position, operating results or business prospects of the Guarantor and the Restricted Subsidiaries with the principal officers of the Guarantor and the Restricted

     Subsidiaries and, after obtaining the approval of the Borrower which shall not be unreasonably withheld, with the auditors of the Borrower.

     11.9   MAINTENANCE OF ACCOUNT

     It shall maintain an operating account at each Branch at all times during the Term.

     11.10  PERFORMANCE OF OBLIGATIONS

     It shall perform all obligations in accordance with usual and customary business terms, except to the extent that the non-fulfilment of same would not reasonably be expected to result in a Material Adverse Change, considered on a Consolidated basis, and except where the same are being contested in good faith, if the outcome of such contestation, if decided adversely to the Guarantor or the Restricted Subsidiaries, would not reasonably be expected to result in a Material Adverse Change, considered on a Consolidated basis. Notwithstanding the foregoing contained in this
     Section 11.10, it shall punctually pay all amounts due or to become due under this Agreement.

     11.11  MAINTENANCE OF RATIOS

     The Guarantor shall maintain:

            11.11.1 at all times during the Term, a ratio of Consolidated Funded Debt to Consolidated Total Capitalization not exceeding 50%;

            11.11.2 a Consolidated ratio (determined as of the end of each fiscal quarter of the Guarantor) of Net Income Available for Fixed Charges to Fixed Charges for the immediately preceding period of four consecutive fiscal quarters including the fiscal quarter ending on the calculation date (taken as a single accounting period) at not less than 2.0 to 1.0; and

            11.11.3 at all times during the Term, a minimum Consolidated Net Worth of Cdn. $200,000,000;

     For greater certainty and without limiting any provision of this Agreement, each of the Borrower and the Guarantor acknowledges that the failure to respect any of the foregoing financial ratios at any time during the Term constitutes a material breach of this Agreement.

     11.12  PAYMENT OF LEGAL FEES AND OTHER EXPENSES

     Whether the transactions contemplated by this Agreement are concluded or not and whether or not any part of the Credit is actually advanced, in whole or in part, the Borrower shall pay all reasonable costs relating to the Credit, including in particular:

            11.12.1 the reasonable legal fees and costs incurred by the Lender (including those incurred by Comerica Bank) for the negotiation, drafting, signing, registration, publication and/or service of this Agreement and the IPG Guarantee as well as any amendments, renunciations, consents or examinations pertaining to this Agreement and the IPG Guarantee; and

            11.12.2 all reasonable fees, including reasonable legal fees and costs, incurred by the Lender to preserve, enforce or exercise its rights hereunder or under the IPG Guarantee following an action, a Default or an omission of the Guarantor or of a Restricted Subsidiary.

     All amounts due to the Lender pursuant hereto shall bear interest on the US Prime Rate Basis from the date of their disbursement by the Lender or from the date of their undertaking until the Borrower has repaid same in full, with interest on unpaid interest, as in the case of the US Prime
     Rate Advances, taking into account such modifications as may be necessary. The obligations of the Borrower under this Section 11.12 shall subsist notwithstanding the full repayment of the Loan under the provisions hereof.

     11.13  FINANCIAL REPORTING

     For so long as the Loan or any other amounts payable to the Lender hereunder remain outstanding and unpaid, or the Borrower is entitled to borrow hereunder (whether or not the conditions precedent to such borrowing have or may be satisfied) and unless the Lender shall otherwise agree in writing, each of the Guarantor and the Borrower agrees to provide or cause to be provided to the Lender and so undertakes:

            11.13.1      QUARTERLY STATEMENTS

            Within 60 days after the end of each fiscal quarter of each fiscal year of the Guarantor (other than the last quarter), the unaudited Consolidated and unConsolidated balance sheet of the Guarantor and each of the Restricted Subsidiaries which carries on business as at the end of such quarter and the related Consolidated statements of earnings and changes in financial position, prepared in accordance with GAAP, for the period then ended, in each case with comparative figures for the same period for the immediately preceding fiscal year, accompanied by a certificate of the Senior Financial Officer of the Guarantor and setting forth the information necessary to determine whether the Guarantor has complied with the covenants contained in Section 11.11, certifying that each of the Guarantor and the Borrower is in compliance with all of its covenants hereunder and that no Default or Event of Default has come to the attention of such Senior Financial Officer of the Guarantor signing the certificate, after due inquiry, or if a Default or Event of Default has occurred, setting out the relevant particulars thereof, the period of existence thereof and what action the Guarantor has taken or proposes to take with respect thereto.

            11.13.2      ANNUAL STATEMENTS

            Within 120 days following the end of each fiscal year of the
            Guarantor:

                         (a) the audited Consolidated balance sheet of the Guarantor as at the end of such year and the related Consolidated statements of earnings and changes in financial position for such fiscal year, together with comparative figures for the immediately preceding year, the whole as certified without qualification by a reputable firm of independent chartered accountants acceptable to the Lender, together with the unaudited unConsolidated balance sheet of the Guarantor and each Restricted Subsidiary as at the end of such year and the related unConsolidated statements of earnings and changes in financial position for such fiscal year, together with comparative figures for the immediately preceding year, and any audited statements of any Restricted Subsidiary which may be prepared; and

                         (b) a certificate of a Senior Financial Officer setting forth the information necessary to determine whether the Guarantor has complied with the covenants contained in Section 11.11, and certifying that each of the Guarantor and the Borrower is in compliance with all of its covenants hereunder and that no Default or Event of Default has come to the attention of the Senior Financial Officer of the Guarantor signing the certificate, after due inquiry, or if a Default or Event of Default has occurred, setting out the relevant particulars thereof, the period of existence thereof and what action the Guarantor has taken or proposes to take with respect thereto.

            11.13.3      OTHER INFORMATION

                  a) BUDGET: Within 60 days following the end of each fiscal year of the Guarantor, the annual Consolidated pre-tax operating forecast and the Consolidated Capital Expenditures budget of the Guarantor;

                  b) AUDIT REPORTS: Promptly upon receipt thereof, one copy of each interim or special audit made by independent accountants of the books of the Guarantor or any Restricted Subsidiary and any management letter received from such accountants;

                  c) GOVERNMENTAL AND OTHER REPORTS: Promptly upon their becoming available, one copy of each financial statement, report, notice or proxy statement sent by the Guarantor to stockholders generally and of each regular or periodic report, and any registration statement or prospectus filed by the Guarantor or any Subsidiary with any securities exchange or any governmental regulatory body including, but without limitation, the Guarantor's Form 20F and unaudited quarterly reports, and copies of any orders in any proceedings to which the Guarantor or any of its Subsidiaries is a party, issued by any governmental agency having jurisdiction over the Guarantor or any of its Subsidiaries;

                  d) UNRESTRICTED SUBSIDIARIES: Within the respective periods provided in subsections 11.13.1 and 11.13.2, financial statements of the character and for the dates and periods as in said subsections 11.13.1 and 11.13.2 above, covering each Unrestricted Subsidiary (or groups of Unrestricted Subsidiaries on a consolidated basis);

                  e) OTHER INFORMATION: From time to time and upon demand by and reasonable notice from the Lender, the data, reports, statements, documents or other additional information pertaining to the business, assets, liabilities, financial position, operating results or business prospects of the Guarantor or any of the Restricted Subsidiaries, as well as any documents, writings or books of account in connection therewith, as the Lender may request, acting reasonably.

     11.14  NOTICE OF CERTAIN EVENTS

     The Borrower and the Guarantor shall advise the Lender forthwith upon the occurrence of any of the following events:

            11.14.1 The commencement of any proceeding or investigation by or before any governmental body and any action or proceeding before any court or arbitrator against the Guarantor, the Restricted Subsidiaries, or any of their property, assets or activities which, in the event that a decision is rendered which is adverse to them, could constitute a Material Adverse Change;

            11.14.2      Promptly upon the occurrence thereof, written notice of
            (a) a Reportable Event with respect to any Plan; (b) the institution of any steps by the Guarantor, the Borrower, any ERISA Affiliate, the PBGC or any other person to terminate any Plan; (c) the institution of any steps by the Guarantor or any ERISA
            Affiliate to withdraw from any Plan; (d) a non-exempt "prohibited transaction" within the meaning of Section 406 of the ERISA in connection with any Plan; (e) any material increase in the contingent liability of the Guarantor or any Subsidiary with respect to any post-retirement welfare liability; or (f) the taking of any action by, or the threatening of the taking of any action by, the Internal
            Revenue Service, the Department of Labour or the PBGC with respect to any of the foregoing;

            11.14.3 The occurrence of any Material Adverse Change (considered on a Consolidated basis) which is known to the Borrower or the Guarantor, acting reasonably;

            11.14.4 Any Default or Event of Default, specifying in each case the relevant details and the action contemplated in this respect.

     11.15  ACCURACY OF REPORTS

     All information, reports, statements and other documents and data provided to the Lender, whether pursuant to this Article or any other provisions of this Agreement shall, at the time same shall be provided, be true, complete and accurate in all material respects to the extent necessary to provide the Lender with a true and accurate understanding of their effect.

     11.16  LENDER'S OPTION TO OBTAIN IMPROVED TERMS AND CONDITIONS

     The Lender shall immediately be notified of the terms and conditions of any Debt to be created by the Borrower or the Guarantor. The Lender shall have the option to require the Borrower and the Guarantor to amend this Agreement to incorporate the provisions of any such agreement relating to Debt if the Lender so wishes, it being understood that the provisions which may be so incorporated shall not extend to pricing, Margins and, with respect to any demand facilities, the maturity date of such facilities.

     11.17  DESIGNATION OF RESTRICTED SUBSIDIARIES

     The Guarantor may designate any Subsidiary a Restricted Subsidiary by giving written notice to the Lender that the Board of Directors of the Guarantor has made such designation, provided, however, no Subsidiary may be designated a Restricted Subsidiary unless, at the time of such designation and after giving effect thereto, no Default or Event of Default shall exist. Any such designation shall be irrevocable.


12   NEGATIVE COVENANTS

For so long as the Loan or any other amounts payable hereunder to the Lender remain outstanding and unpaid, or the Borrower is entitled to borrow hereunder (whether or not the conditions precedent to such borrowing have or may be satisfied), each of the Borrower and the Guarantor, for itself and each of the other Restricted Subsidiaries and with respect to itself and each of the other Restricted Subsidiaries, agrees that it shall not do any of the following:

     12.1   LIQUIDATION, AMALGAMATION, MERGERS, CONSOLIDATIONS AND SALE OF
            ASSETS

            12.1.1 Consolidate or amalgamate with or be a party to a merger with any other corporation, or sell, lease or otherwise dispose of all or any substantial part (as defined in subsection 12.1.4) of Consolidated Assets; provided, however, that:

                  (a) any Restricted Subsidiary may merge or amalgamate or consolidate with or into the Guarantor or any Wholly-owned Restricted Subsidiary so long as in any merger or consolidation involving the Guarantor, the Guarantor shall be the surviving or continuing corporation;

                  (b) the Guarantor may consolidate or amalgamate or merge with any other corporation if (i) in the case of any consolidation or merger, the purchasing, surviving or continuing corporation shall be the Guarantor, or in the case of any amalgamation, the Guarantor's existence shall continue with the amalgamation and all obligations hereunder and under the IPG Guarantee shall constitute obligations of the amalgamated entity and (ii) at the time of such amalgamation, consolidation or merger after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and

                  (c) any Restricted Subsidiary may sell, lease or otherwise dispose of all or any substantial part of its assets to the Guarantor or any Wholly-owned Restricted Subsidiary.

            12.1.2 Permit any Restricted Subsidiary to issue or sell any shares of stock of any class of such Restricted Subsidiary (including as "stock" for the purposes of this Section 12.1, any warrants, rights or options to purchase or otherwise acquire stock or other Securities exchangeable for or convertible into stock) to any Person other than the Guarantor or a Wholly-owned Restricted Subsidiary, except for the purpose of qualifying directors, or except in satisfaction of the validly pre-existing preemptive rights of minority shareholders in connection with the simultaneous issuance of stock to the Guarantor and/or a Restricted Subsidiary whereby the Guarantor and/or such Restricted Subsidiary maintain their same proportionate interest in such Restricted Subsidiary.

            12.1.3 Sell, transfer or otherwise dispose of any shares of stock of any Restricted Subsidiary (except to qualify directors) and will not permit any Restricted Subsidiary to sell, transfer or otherwise dispose of (except to the Guarantor or a Wholly-owned Restricted Subsidiary) any shares of stock of any other Restricted Subsidiary, unless:

                  (a) simultaneously with such sale, transfer, or disposition, all shares of stock of such Restricted Subsidiary at the time owned by the Guarantor and by every other Restricted Subsidiary shall be sold, transferred or disposed of as an entirety; and

                  (b) such sale or other disposition does not involve a substantial part (as hereinafter defined) of the assets of the Guarantor and its Restricted Subsidiaries;

            provided, however, that nothing in subsections 12.1.3 and 12.1.4 shall permit any disposition by the Guarantor of any of the limited partnership units or other interest in the Borrower, the disposition by the Borrower of the shares of Canco, any disposition of the shares of IPG Finance LLC by Canco, or any disposition of the shares of IPG (US) Holdings Inc. or IPG (US) Inc..

            12.1.4 As used in this Section 12.1, a sale, lease or other disposition of assets shall be deemed to be a "substantial part" of the assets of the Guarantor and its Restricted Subsidiaries if the book value of such assets, when added to the book value of all other assets sold, leased or otherwise disposed of by the Guarantor and its Restricted Subsidiaries (other than in the ordinary course of business) during the 12-month period ending with the date of such sale, lease or other disposition, exceeds 10% of Consolidated Assets, determined as of the end of the immediately preceding fiscal quarter.

            For the purpose of making any determination of "substantial part", any sale, lease or other dispositions of assets of the Guarantor and its Restricted Subsidiaries shall not be included if and to the extent the net proceeds are segregated from the general accounts of the Guarantor and any Restricted Subsidiary, invested in Cash Equivalents until applied in accordance with clauses (1) or (2) below, and either (1) within one year after such sale, lease or other disposition, are used to acquire Like Assets, or (2) within one year after such sale, lease or disposition, are applied to the optional prepayment of Indebtedness for borrowed money on a PARI PASSU basis with all other lenders owed any such Indebtedness for borrowed money.

     12.2   LIMITATIONS ON DEBT

            12.2.1 Create, assume or incur or in any manner become liable in respect of any Debt, except:

                  (a) Funded Debt of the Guarantor and its Restricted Subsidiaries permitted by subsection 11.11.1;

                  (b) Current Debt of the Guarantor or any Restricted Subsidiary, provided that during the twelve-month period immediately preceding the date of any determination hereunder, there shall have been a period of 30 consecutive days during which Current Debt of the Guarantor and its Restricted Subsidiaries shall be an amount no greater than the amount of additional Funded Debt that could have been issued on each such day of said 30-day period within the limitations of subsection 12.2.1(a);

                  (c) in addition to the limitations with respect to Debt pursuant to the foregoing paragraphs (a) and (b), in the case of (i) unsecured Debt of any Restricted Subsidiary ("UNSECURED PRIORITY DEBT") and (ii) Debt of the Guarantor and its Restricted Subsidiaries secured by Permitted Charges ("SECURED PRIORITY DEBT", and, collectively with the Unsecured Priority Debt being herein referred to as "PRIORITY DEBT"), at the time of issuance of any such Priority Debt and after giving effect thereto and the application of the proceeds thereof, (x) the aggregate principal amount of Priority Debt shall not exceed an amount equal to Cdn. $60,000,000, (y) the aggregate amount of Secured Priority Debt shall not exceed 20% of Consolidated Net Worth and (z) all such Priority Debt shall have been incurred within the other applicable limitations of this
                  Section 12.2; and

                  (d) Debt of a Restricted Subsidiary to the Guarantor or to a Wholly-owned Restricted Subsidiary.

            12.2.2 Any corporation which becomes a Restricted Subsidiary after the date hereof shall, for all purposes of this Section 12.2, be deemed to have created, assumed or incurred at the time it becomes a Restricted Subsidiary all Debt of such corporation existing immediately after it becomes a Restricted Subsidiary.

            12.2.3 If the Guarantor or any Restricted Subsidiary incurs additional Debt in excess of Cdn. $50,000,000 in connection with an acquisition which is permitted as a Restricted Investment, such Debt shall be Funded Debt and shall be subject to terms and conditions no more restrictive than those contained in the Note Agreement.

            12.2.4 The Borrower shall not, individually or collectively with its Subsidiaries, IPG Finance LLC and Canco, as well as with IPG (US) Acquisition Corporation, IPG (US) Holdings Inc. and IPG
            (US) Inc., incur or have at any time any Indebtedness in excess of an aggregate amount of US $100,000, save with respect to the liability of the Borrower in respect of the Loan.

     12.3   BORROWER'S BUSINESS

     Permit any of the Borrower, Canco or IPG Finance LLC to carry on any business, other than taking such steps as may be necessary to maintain its existence or to hold securities of Restricted Subsidiaries.

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

     12.4   CHARGES

     Create, incur, assume, enter into or permit to subsist, directly or indirectly, any Charge on its or their property or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit any Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices, except Permitted Charges, and only to the extent that the aggregate amount secured by Permitted Charges does not exceed 20% of Consolidated Net Worth, and, together with the aggregate Unsecured Priority Debt (as defined in subsection 12.2.1 (c)), does not exceed Cdn. $60,000,000.

     12.5   RESTRICTED INVESTMENTS AND RESTRICTED PAYMENTS

     Make any Restricted Investment or Restricted Payment, if, after giving effect thereto, the sum of:

            12.5.1 the aggregate amount of Restricted Payments made during the period from and after January 1, 1996 to and including the date of the making of the Restricted Payment in question, plus

            12.5.2 the aggregate amount of all Restricted Investments made by the Guarantor or any Restricted Subsidiary during said period would exceed the sum of (a) Cdn. $85,000,000 plus (b) 75% of Consolidated Net Income for such period, computed on a cumulative basis for said entire period (or if such Consolidated Net Income is a deficit figure for any fiscal period within such period, then minus 100% of such deficit) plus (c) an amount equal to the aggregate net cash proceeds received by the Guarantor from the issuance or sale after the Closing Date (other than to the Guarantor or any Subsidiary) of shares of common stock of the Guarantor (such sum described in clauses (a), (b) and (c) being referred to as the "AVAILABLE POOL").

     In addition to and not in limitation of the foregoing restrictions, the Guarantor will not, and will not permit any Restricted Subsidiary to make any Investment in or make any Restricted Payment to, any Unrestricted
     Subsidiary:

            12.5.3 not engaged in a business substantially related to the business of the Guarantor and its Restricted Subsidiaries if, after giving effect thereto, the sum of (a) all Investments in such Unrestricted Subsidiaries made by the Guarantor and its Restricted Subsidiaries during the period from and after January 1, 1996 plus
            (b) the aggregate amount of Restricted Payments made by the Guarantor and its Restricted Subsidiaries to such Unrestricted Subsidiaries during the period from and after

            January 1, 1996, would exceed an amount equal to the Available Pool minus Cdn. $70,000,000; or

            12.5.4 if, after giving effect thereto, the sum of (a) all Investments in such Unrestricted Subsidiaries made by the Guarantor and its Restricted Subsidiaries during the period from and after January 1, 1996 plus (b) the aggregate amount of Restricted Payments made by the Guarantor and its Restricted Subsidiaries to such Unrestricted Subsidiaries during the period from and after the Closing Date, would exceed US $20,000,000.

     In addition to the foregoing restrictions, the Guarantor will not make any Restricted Payments or any Restricted Investment if, at the time thereof or after giving effect thereto, any Default or Event of Default shall exist.

     The Guarantor will not declare any dividend which constitutes a Restricted Payment payable more than 60 days after the date of declaration thereof.

     For the purposes of this section 12.5, the amount of any Restricted Payment declared, paid or distributed in property shall be deemed to be the greater of the book value or fair market value (as determined in good faith by the Board of Directors of the Guarantor) of such property at the time of the making of the Restricted Payment in question.

     In valuing any Restricted Investments for the purpose of applying the limitations set forth in this Section 12.5, such Restricted Investments shall be taken at the original cost thereof, without allowance for any subsequent write-offs or appreciation or depreciation therein, but less any amount repaid or recovered on account of capital or principal.

     For the purposes of this Section 12.5, at any time when a corporation becomes a Restricted Subsidiary, all Restricted Investments of such corporation at such time shall be deemed to have been made by such corporation, as a Restricted Subsidiary, at such time.

     12.6   TRANSACTIONS WITH AFFILIATES

     Enter into or be a party to any transaction or arrangement with any Affiliate (including, without limitation, the purchase from, sale to or exchange of property with, or the rendering of any service by or for, any Affiliate), except in the ordinary course of and pursuant to the reasonable requirements of the Guarantor's or such Restricted Subsidiary's business and upon fair and reasonable terms no less favourable to the Guarantor and such Restricted Subsidiary than would obtain in a comparable arm's-length transaction with a Person other than an Affiliate.

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

     12.7   TERMINATION OF PENSION PLANS

     Withdraw, or permit any Subsidiary to withdraw, from any Multiemployer Plan or permit any employee benefit plan maintained by it to be terminated if such withdrawal or termination could result in withdrawal liability (as described in Part 1 of Subtitle E of Title IV of ERISA) or the imposition of a Charge on any property of the Guarantor or any Subsidiary pursuant to section 4068 of ERISA.

     12.8   OWNERSHIP OF SUBSIDIARIES

     Permit each of Intertape Polymer Inc. and Intertape Polymer Corporation to be other than Wholly-owned Subsidiaries, or at any time own less than 80% of the Voting Stock of its Restricted Subsidiaries, together with such Securities of the Restricted Subsidiaries as are necessary to provide the Guarantor with an economic interest of not less than 80% of each Restricted Subsidiary.


13   EVENTS OF DEFAULT AND REALIZATION

     13.1   EVENT OF DEFAULT

     The occurrence of any of the following events during the Term shall constitute an Event of Default unless remedied within the prescribed delays or renounced to in writing:

            13.1.1 If the Borrower fails to make any payment of interest or principal with respect to the Loan when due, or fails to pay any other amount due to the Lender within two (2) Business Days after notice thereof; or

            13.1.2 If the Guarantor or any one or more of the Restricted Subsidiaries fails to respect any of its other obligations and undertakings hereunder or under the IPG Guarantee or another undertaking of the Guarantor or any of the Restricted Subsidiaries with respect to the Loan not otherwise contemplated by this Section
            13.1 and has not remedied the Default within ten (10) days following the date on which the Lender has given written notice to the Borrower; or

            13.1.3       If the Guarantor or any of the Restricted Subsidiaries
            (a) is generally not paying, or admits in writing its inability to pay, its debts as they become due; or (b) commits another act of bankruptcy within the meaning of the Bankruptcy and Insolvency Act (Canada); or (c) makes an assignment in favour of its creditors; or
            (d) files or consents to the filing of a petition for a receiving order or a proposal within the meaning of the Bankruptcy and Insolvency Act (Canada); or (e) is insolvent or bankrupt, or makes a motion to a tribunal to name a trustee, receiver, liquidator or sequestrator with respect to its property; or (f) files or consents in any way to the filing of a petition for relief or reorganization or arrangement, or otherwise commences a proceeding with respect to itself or its property under the provisions of any law contemplating reorganizations, proposals, rectification, compromise or liquidation, in any jurisdiction whatsoever (hereinafter in this subsection 13.1.3 called a "PROCEEDING"); or (g) is the object of a Proceeding which is not settled or withdrawn within a delay of five
            (5) Business Days; or (h) if a trustee, receiver, liquidator or sequestrator with respect to the Guarantor, any of the Restricted Subsidiaries or any of their property is named; or (i) if the Guarantor or any of the Restricted Subsidiaries consent, approve or accept any Proceeding or the nomination of any trustee, receiver, liquidator or sequestrator with respect to it or its property; provided that, if a Proceeding is commenced against the Guarantor or a Restricted Subsidiary, the Borrower or the Restricted Subsidiaries shall have the right to contest in good faith, if the Lender is absolutely satisfied, in its complete discretion, that the repayment of the Loan, the interest and the accessories relating thereto and the ability of the Borrower and the Guarantor to service their Debt shall not be compromised; or

            13.1.4 If property of the Guarantor or any of the Restricted Subsidiaries having a total value of more than US $2,500,000 is the object of a seizure or of a taking of possession or other Proceeding by a creditor, provided that if such legal proceedings are commenced against the Guarantor or a Restricted Subsidiary, the Guarantor or the Restricted Subsidiary shall have the right to contest in good faith, if the Lender is absolutely satisfied, in its complete discretion, that the repayment of the Loan, the interest and the accessories relating thereto and the ability of the Borrower and the Guarantor to service its Debt will not be compromised; or

            13.1.5 If any statement, attestation, financial statement, report, data, representation or warranty which was given by, for the account of or in the name of the Guarantor or any of the Restricted Subsidiaries to the Lender, with respect to this Agreement or the IPG Guarantee, is revealed to be false, misleading or incomplete in any material respect at any time, or if the auditors certifying the financial statements in accordance with subsection 11.13.2 insert a material qualification in their opinion; or

            13.1.6 If the Guarantor or any of the Restricted Subsidiaries is in default with respect to any Material Debt (other than amounts due to the Lender hereunder), if:

                  (a) such default was caused by the failure to make any payment of an amount in excess of US $5,000,000 when due, and such default is not remedied within ten (10) days of its occurrence; or

                  (b) such default could permit the creditor of such obligations to cause an amount in excess of US $5,000,000 to become due and payable prior to its stated maturity or scheduled payment date; or

            13.1.7 If a judgment is rendered by a competent tribunal against the Guarantor or any of the Restricted Subsidiaries in an aggregate amount in excess of US $2,500,000 (net of applicable insurance coverage pursuant to which liability is acknowledged in writing by the insurer to the Agent on behalf of the Lender) and remains undischarged for a period ending not more than five (5) Business Days before the date on which such judgment becomes executory;

            13.1.8 If IPG Finance LLC assigns or transfers any of its rights against ATC or IPG (US) Acquisition Corporation with respect to amounts owed to it from either or both of them, other than to the Lender;

            13.1.9 If the Notes become payable in advance following a Change in Control, as defined in the Note Agreement;

            13.1.10 If in the opinion of the Lender, acting in good faith, there is a Material Adverse Change, on a Consolidated basis.

     13.2   REMEDIES

     If an Event of Default occurs under subsection 13.1.3, the Loans shall immediately become due and exigible, without presentation, demand, protest or other notice of any nature, to which the Borrower hereby expressly renounces. If any other Event of Default occurs and is continuing, the Lender may declare immediately due and exigible, without presentation, demand, protest or other notice of any nature, to which the Borrower hereby expressly renounces, notwithstanding any provision to the contrary effect in this Agreement or in the IPG Guarantee:

            13.2.1 the entire amount of the Loan, including the amount corresponding to the face amount of all Letters of Credit then outstanding, in principal and interest, notwithstanding the fact that one or more of the holders of the Letters of Credit issued pursuant to the provisions hereof have not demanded payment in whole or in part or have demanded only partial payment from the Lender. Neither the Guarantor nor the Borrower shall have the right to invoke against the Lender any defence or right of action, indemnification or compensation of any nature or kind whatsoever that the Borrower may at any time have or have had with respect to any holder of one or more of the Letters of Credit issued in accordance with the provisions hereof. Any amounts paid to the Lender in respect of any outstanding Letters of Credit shall be retained by the Lender to be applied against such Letters of Credit when payment thereon is requested, with any balance, after payment of all Loans, to be returned to the Borrower; and

          13.2.2 an amount equal to the amount of losses, costs and expenses assumed by the Lender and referred to in Section 7.2; and

     the Credit shall cease and as and from such time shall be annulled, and the Lender may exercise all of its rights and recourses under the provisions of this Agreement and the Guarantee. For greater certainty, from and after the occurrence of any Default or Event of Default, the Lender shall not be obliged to make any further Advances under the Credit.

     13.3   BANKRUPTCY AND INSOLVENCY

     If the Guarantor or any of the Restricted Subsidiaries files a notice of intention to file a proposal, or files a proposal under the Bankruptcy and Insolvency Act, or files a petition under the US Bankruptcy Code, or if the Guarantor or any of the Restricted Subsidiaries obtains the permission of a Canadian court to file a Plan of Arrangement under the Companies' Creditors Arrangements Act, and if a stay of proceedings is obtained or ordered under the provisions of any such statute, without prejudice to the Lender's rights to contest such stay of proceedings, each of the Borrower and the Guarantor covenants and agrees to continue to pay interest on all amounts due to the Lender. In this regard, each of the Borrower and the Guarantor acknowledges that permitting the Borrower to continue to use the proceeds of the Loan constitutes valuable consideration provided after the filing of any such proceeding in the same way that permitting the Borrower to use leased premises constitutes such valuable consideration.

     13.4   APPLICATION OF PROCEEDS

     The Lender may apply the proceeds of realization of the property of the Borrower and the Guarantor, and of any credit or compensating balance, in reduction of the part of the Indebtedness of the Borrower to the Lender (in principal, interest or accessories) which the Lender judges appropriate.

     13.5   NOTICE

     Except where otherwise expressly provided herein, no notice or demand of any nature is required to be given to the Borrower or the Guarantor by the Lender in order to put the Borrower and the Guarantor in default, which shall occur by the simple lapse of time granted to execute an obligation or by the simple occurrence of a Default.

     13.6   COSTS

     If an Event of Default occurs, and within the limits contemplated by
     Section 11.12, the Lender may impute to its account and pay to other persons reasonable sums for services rendered with respect to the realization, recovery, sale, transfer, delivery and obtention of payment, and may deduct the amount of such costs and payments from the proceeds which it receives therefrom. The balance of such proceeds may be held by the Lender and, when the Lender decides it is opportune, acting reasonably, may be applied to the account of the part of the Indebtedness of the Borrower and the Guarantor to the Lender which the Lender deems preferable, without prejudice to the rights of the Lender against the Borrower and the Guarantor for any loss of profit.

     13.7   RELATIONS WITH THE BORROWER

     The Lender may grant delays, take security or renounce thereto, accept compromises, grant acquittances and releases and otherwise negotiate with the Borrower and the Guarantor as it deems advisable without in any way diminishing the liability of the Borrower or the Guarantor.


14   JUDGMENT CURRENCY

     14.1   RULES OF CONVERSION

     If for the purpose of obtaining judgment in any court or for any other purpose hereunder, it is necessary to convert an amount due, advanced or to be advanced hereunder from the currency in which it is due (the "FIRST CURRENCY") into another currency (the "SECOND CURRENCY") the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase, in the Canadian money market or the Canadian exchange market, as the case may be, the First Currency with the Second Currency on the date on which the judgment is rendered, the sum is exigible or advanced or to be advanced, as the case may be. Each of the Borrower and the Guarantor agrees that its obligations in respect of any First Currency due from it to the Lender in accordance with the provisions hereof shall, notwithstanding any judgment rendered or payment made in the Second Currency, be discharged by a payment made to the Lender on account thereof in the Second Currency only to the extent that, on the Business Day following receipt of such payment in the Second Currency, the Lender may, in accordance with normal banking procedures, purchase on the Canadian money market or the Canadian foreign exchange market, as the case may be, the First Currency with the amount of the Second Currency so paid or which a judgment rendered exigible; and if the amount of the First Currency which may be so purchased is less than the amount originally due in the First Currency, each of the Borrower and the Guarantor agrees as a separate and independent obligation and notwithstanding any such payment or judgment to indemnify the Lender against such deficiency.

     14.2   DETERMINATION OF AN EQUIVALENT CURRENCY

     If, in its discretion, the Lender chooses or, pursuant to the terms of this Agreement, is obliged to choose the equivalent in Canadian Dollars of any securities or amounts expressed in US

     Dollars or the equivalent in US Dollars of any securities or amounts expressed in Canadian Dollars, the Lender, in accordance with the conversion rules as stipulated in Section 14.1:

          14.2.1 on the date indicated in the Notice of Borrowing as the date of a request for an Advance; and

          14.2.2 at any other time which in the opinion of the Lender is desirable;

     may, using the spot rate of the Lender on such date, determine the equivalent in Canadian Dollars or in US Dollars, as the case may be, of any Security or amount expressed in the other currency pursuant to the terms hereof. Immediately following such determination, the Lender shall inform the Borrower and the Guarantor of the conclusion which the Lender has reached.


15   ASSIGNMENT

     15.1   ASSIGNMENT BY THE BORROWER

     The rights of the Borrower under the provisions hereof are purely personal and may not be transferred or assigned, and the Borrower may not transfer or assign any of its obligations, such assignment being null and of no effect opposite the Lender and rendering any balance outstanding of the amounts referred to in Section l3.2 immediately due and exigible at the option of the Lender and further releasing the Lender from any obligation to make any further Advances under the provisions hereof.

     15.2   ASSIGNMENTS AND TRANSFERS BY THE LENDER

          15.2.1 The Lender may transfer 50% of its Participation under Facility B to Comerica Bank at any time. If by March 31, 1998, the Guarantor and the Restricted Subsidiaries have not completed a private placement and remitted the proceeds thereof to the Lender in full payment of the Loans under Facility B, the Lender may, at its own cost, assign or transfer to a financial institution entitled to lend money in Canada (the "ASSIGNEE") in accordance with this Article 15 any or all of its rights, benefits and obligations under Facility A and/or Facility B hereunder with the prior consent of the Borrower, which will not be unreasonably withheld or delayed. After the occurrence of a Default, the Lender may transfer all or any part of its rights, benefits and obligations hereunder to any Person, without the consent of the Borrower, but upon notice to the Borrower.

          15.2.2 Any such assignment or transfer shall be for a minimum amount of US $5,000,000 and in multiples of US $1,000,000 thereafter, of any of Facilities A or B.

          15.2.3 Notwithstanding subsection 15.2.1, the Lender shall be entitled to assign or transfer, at its own cost, in accordance with the other provisions of this Section 15 (including 15.5), its rights, benefits and obligations hereunder, in whole or in part, to a parent, a Subsidiary or an Affiliate of the Lender, provided that there are no resulting adverse tax consequences for the Borrower.

     15.3   TRANSFER AGREEMENT

     If the Lender wishes to assign or transfer all or any of its rights, benefits and obligations hereunder in accordance with Section 15.2, then such assignment or transfer shall be effected by the delivery by the Lender to the Borrower of a duly completed and executed Transfer Agreement whereupon, to the extent that in such Transfer Agreement the Lender seeks to assign or transfer its rights and obligations hereunder:

          15.3.1 the Lender shall be released from further obligations to the Borrower with respect to the portion of the obligations of the Lender assumed by the Assignee;

          15.3.2 the Assignee shall assume the obligations of the Lender and acquire the rights of the Lender in respect of the Borrower and the Guarantor, without novation of the Borrower's obligations;

          15.3.3 the Lender and the Assignee shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the Assignee been an original party hereto with the obligations assumed and the rights acquired by it as a result of such assignment or transfer; and

          15.3.4 the Borrower and the Guarantor shall execute such documents and perform such acts as may be required to give effect to the transfer or assignment.

     15.4   NOTICE

     The Lender shall promptly deliver a copy of any Transfer Agreement to the Borrower and the Guarantor.

     15.5   SUB-PARTICIPATIONS

     The Lender may, at its own cost, grant one or more sub-participations in its rights, benefits and obligations hereunder, provided that, notwithstanding any such sub-participation, the Lender shall remain, insofar as the Borrower is concerned, as the Lender responsible hereunder, and the Borrower shall not be obliged to recognize any such sub-participant as having the rights against it which it would have if it had been a party hereto.

     15.6   GENERAL

     Notwithstanding anything contained in this Article:

          15.6.1 the Lender shall act as agent (the "AGENT") for each Assignee and, in this connection, with respect to all decisions, notices and other matters relating to anything referred to in this Agreement, the Borrower shall only be obliged to give notice to or request consents from the Lender;

          15.6.2 subject to the provisions of the interlender agreement referred to in subsection 15.6.5, all decisions to be taken by the Lender with respect to any matter referred to in this Agreement must be taken by the Lender and the Assignee(s) and must first be approved by a majority of the Lender and the Assignee(s), acting together, holding at least 66 2/3% of the Credit;

          15.6.3 following any assignment, the term "Lender" shall mean, as the context allows, the Lender in its role as Agent or the Lender and the Assignees collectively;

          15.6.4 the Borrower and the Guarantor shall pay an agency fee to be negotiated between them and the Lender;

          15.6.5 the Lender and the Assignee(s) shall enter into an interlender agreement on terms and conditions to be negotiated among them; and

          15.6.6 the amounts payable by the Borrower under this Agreement shall not increase, whether in respect of withholding on account of taxes or otherwise, as a result of any such assignment or transfer to an Assignee which is organized under the laws of a jurisdiction outside of the United States of America, unless such Assignee provides the Borrower with an IRS Form 4224 certifying that the interest paid to such Assignee is in connection with a U.S. trade or business conducted by the Assignee and therefore exempt from U.S. withholding taxes.


16   RELATIONSHIP WITH AND BETWEEN THE LENDERS

In the event that Comerica Bank (herein ("CB") takes a 50% Participation under Facility B, the following provisions shall apply:

     16.1   ALLOCATION AS BETWEEN THE LENDERS

     All Advances made under Facility A shall be made solely by TD. All Advances made under Facility B shall be allocated between TD and CB in accordance with their respective Participations, and any prepayments will be allocated accordingly. The Borrower shall request its initial Advance equally from both Lenders under Facility B, and will ensure that all renewals and conversions of such Advances are effected with the Lender which made such initial Advance.

     16.2   ACCOUNT OPERATIONS

     The Borrower will maintain accounts at a branch of each of the Lenders and will deal with each Lender separately with respect to the administration of Advances and Loans, including Advances by way of Letter of Credit. The Fees payable in respect of Facility B pursuant to subsection 5.10.2 shall be paid to the Lenders in accordance with their respective Participations.

     16.3   SHARING OF INFORMATION

     The Borrower and the Guarantor hereby authorize the Lenders to provide each other with any and all documentation and information which they have at any time concerning the financial position of any of the Guarantor and its Subsidiaries.

     16.4   LIABILITY OF THE LENDERS

     No Lender shall have any responsibility, (a) to the Borrower or the Guarantor on account of the failure of any other Lender to perform its obligations hereunder, or (b) to any other Lender on account of the failure of the Borrower to perform its obligations hereunder.

     Each Lender severally represents and warrants to the other that it has made its own independent investigation of the financial condition and affairs of the Borrower and the Guarantor in connection with the making and continuation of its Participation in the Loan hereunder and has not relied on any information provided to such Lender by another Lender in connection herewith, and each Lender represents and warrants to the other that it shall continue to make its own independent appraisal of the creditworthiness of the Borrower and the Guarantor while the Loan is outstanding or the Lenders have any obligations hereunder.

      16.5  INTERLENDER AGREEMENT

     The Lenders shall enter into an interlender agreement substantially in the form of Schedule "K" in order to govern their relationship hereunder.

17   MISCELLANEOUS

     17.1   NOTICES

     Except where otherwise specified herein, all notices, requests, demands or other communications between the parties hereto shall be in writing and shall be deemed to have been duly given or made to the party to whom such notice, request, demand or other communication is given or permitted to be given or made hereunder, when delivered to the party (by certified or registered mail, postage prepaid, or by telegraph, telex, facsimile or by physical delivery) to the address of such party and to the attention indicated under the signature of such party or to any other address which the parties hereto may subsequently communicate to each other in writing. Any notice given by mail is deemed to have been received on the second Business Day following the day on which the envelope containing the notice has been deposited in a post office or in a mail box in the United States of America. If normal postal or telegraph service is interrupted by strike, work slow-down, fortuitous event or other cause, the party sending the notice shall use such services which have not been interrupted or shall deliver such notice by messenger in order to ensure its prompt receipt by the other party.

     17.2   AMENDMENT AND WAIVER

     The rights and recourses of the Lender under this Agreement and the IPG Guarantee are cumulative and do not exclude any other rights and recourses which the Lender might have, and no omission or delay on the part of the Lender in the exercise of any right shall have the effect of operating as a waiver of such right, and the partial or sole exercise of a right or power will not prevent the Lender from exercising thereafter any other right or power. The provisions of this Agreement may only be amended or waived by an instrument in writing (and not orally) in each case signed by the requisite majority of Lenders, as will be determined in accordance with the provisions of the interlender agreement to be entered into between them.

     17.3   DETERMINATIONS FINAL

     In the absence of any manifest error, any determinations to be made by the Lender in accordance with the provisions hereof, when made, are final and irrevocable for all parties.

     17.4   ENTIRE AGREEMENT

     The entire agreement between the parties is expressed herein, and no variation or modification of its terms shall be valid unless expressed in writing and signed by the parties. All previous agreements, promises, proposals, representations, understandings and negotiations between the parties hereto which relate in any way to the subject matter of this Agreement are hereby deemed to be null.

     17.5   INDEMNIFICATION AND COMPENSATION

     In addition to the other rights now or hereafter conferred by law and those described in Section 8.11, and without limiting such rights, if a Default or Event of Default should occur, the Lender is hereby authorized by the Borrower and the Guarantor, at any time and from time to time, subject to the obligation to give notice to the Borrower and the Guarantor subsequently and within a reasonable delay, to indemnify, compensate, use and allocate any deposit (general or special, term or demand, including, without limitation, any debt evidenced by certificates of deposit, whether or not matured) and any other debt at any time held or due by the Lender to the Guarantor or the Restricted Subsidiaries or to its or their credit or its or their account, with respect to and on account of any obligation and indebtedness of the Borrower and the Guarantor to the Lender in accordance with the provisions hereof or the IPG Guarantee, including, without limitation, the accounts of any nature or kind which flow from or relate to this Agreement, whether or not the Lender has made demand under the terms hereof or have declared the amounts referred to in Section 13.2 as exigible in accordance with the provisions of that Section and even if such obligation and Debt or either of them is a future or unmatured Debt.

     17.6   BENEFIT OF AGREEMENT

     This Agreement shall be binding upon and ensure to the benefit of each party hereto and its successors and permitted assigns.

     17.7   COUNTERPARTS

     This Agreement may be signed in any number of counterparts, each of which shall be deemed to constitute an original, but all of the separate counterparts shall constitute one single document.

     17.8   APPLICABLE LAW

     This Agreement, its interpretation and its application shall be governed by the Laws of the State of New York.

     17.9   SEVERABILITY

     Each provision of this Agreement is separate and distinct from the others, such that any decision of a court or tribunal to the effect that any provision of this Agreement is null or unenforceable shall in no way affect the validity of the other provisions of this Agreement or the enforceability thereof. Any provision of this agreement which is prohibited or un-enforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable Laws, the Guarantor and the Restricted
     Subsidiaries hereby waive any provision of any Laws which renders any provision hereof prohibited or unenforceable in any respect.

     17.10  FURTHER ASSURANCES

     The Guarantor covenants and agrees on its own behalf and on behalf of each of the Restricted Subsidiaries that, at the request of the Lender, the Guarantor and each of the Restricted Subsidiaries will at any time and from time to time execute and deliver such further and other documents and instruments and do all acts and things as the Lender in its reasonable discretion requires in order to evidence the indebtedness of the Borrower and the Guarantor under this Agreement, under the IPG Guarantee, or otherwise.

     17.11  GOOD FAITH AND FAIR CONSIDERATION

     Each of the Borrower and the Guarantor acknowledges and declares that it has entered into this Agreement freely and of its own will. In particular, each of the Borrower and the Guarantor acknowledges that the Agreement was negotiated by it and by the Lender in good faith, and that there was no exploitation of the Borrower or the Guarantor by the Lender, nor is there any serious disproportion between the consideration provided by the Lender and that provided by the Borrower and the Guarantor.

     17.12  INDEMNITY

     Each of the Guarantor and the Borrower agrees to indemnify and defend the Lender and its directors, officers, agents and employees from, and hold each of them harmless against, any and all losses, liabilities, claims, damages or expenses of any kind which at any time or from time to time may be asserted against or incurred or paid by any of them for or in connection with: (i) the participation of the Lender in the transactions contemplated by this Agreement, (ii) the role of the Lender in any investigation, litigation or other proceeding brought or threatened relating to the Credit, (iii) any liability arising directly or indirectly from or relating to the presence on or under or the release or migration from any property or into the environment of any hazardous material, and/or (iv) the compliance with or enforcement of any of their rights or obligations hereunder, including without limitation:

          17.12.1  the fees and disbursements of counsel; and

          17.12.2 the costs of defending, counterclaiming or claiming over against third parties in respect of any action or matter and any cost, liability or damage arising out of any settlement;

     other than losses, liabilities, claims, damages or expenses incurred by reason of the gross negligence or willful misconduct of the indemnified party, as determined by a final judgment of a court of competent jurisdiction.

     17.13  JURISDICTION AND SERVICE IN RESPECT OF THE GUARANTOR AND THE
            BORROWER

     Any legal action or proceeding with respect to this Agreement or any document related thereto may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York, and, by execution and delivery of this Agreement, the Borrower and the Guarantor hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Each of the Borrower and the Guarantor hereby irrevocably and unconditionally waives any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which it may now or hereafter have to the bringing of any action or proceeding in such respective jurisdictions. Each of the Borrower, the Guarantor and Lender hereby irrevocably and unconditionally waives trial by jury.

     Each of the Borrower and the Guarantor further consents that all service of process may be made by delivery to it at the address of the Borrower or the Guarantor, as the case may be, set forth on the signature page hereof or to its agent referred to below at such agent's address set forth below and that service so made shall be deemed to be completed upon actual receipt. Each of the Borrower and the Guarantor for itself hereby irrevocably appoints CT Corporation System with an office on the date hereof at 1633 Broadway, New York, New York, 10019, as its agent for the purpose of receiving service of any process within the State of New York. Nothing contained in this Section 16.13 shall affect the right of the Lender to serve legal process in any other manner permitted by Law or to bring any action or proceeding in the courts of any jurisdiction against the Borrower or the Guarantor or to enforce a judgment obtained in the courts of any other jurisdiction.

     17.14  UNDERTAKING AND REPRESENTATION OF THE TORONTO-DOMINION BANK

     The Toronto-Dominion Bank shall provide the Borrower with an IRS Form 4224 certifying that, and represents to the Borrower and the Guarantor that, the interest paid to it hereunder is in connection with a U.S. trade or business conducted by it and therefore exempt from U.S. withholding taxes.

     17.15  LANGUAGE

     The parties acknowledge that they have required that the present agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto be drawn up in English. Les parties reconnaissent avoir exige la redaction en anglais de la presente convention ainsi que de tous documents executes, avis donnes et procedures judiciaires intentees, directement ou indirectement, relativement ou a la suite de la presente convention.

18   FORMAL DATE

     18.1   FORMAL DATE

     For the purposes of convenience, this Agreement may be referred to as bearing Formal Date of December 15, 1997 notwithstanding its actual date of signature.


IN WITNESS WHEREOF THE PARTIES HERETO HAVE SIGNED THIS AGREEMENT ON THE DATE AND AT THE PLACE FIRST HEREINABOVE MENTIONED.


IPG HOLDINGS LP, represented by its         INTERTAPE POLYMER GROUP INC.
General Partner, INTERTAPE POLYMER INC.


Per:_____________________________           Per:_____________________________



Per:_____________________________           Per:_____________________________


Address:-                                   Address: 110 E Montee de Liesse
-                                           St. Laurent, Quebec
-                                           H4T 1N4

Attention: Chief Financial Officer          Attention: Chief Financial Officer

Telephone: (   )_____-________              Telephone: (   )_____-________
Fax: (   )_____-________                    Fax: (   )_____-________

THE TORONTO-DOMINION BANK


Per:_____________________________

Address: 909 Fannin, Suite 1700
Houston, Texas, 77010

ATTENTION:  MANAGER, CREDIT ADMINISTRATION

Tel: (713) 653-8250
Fax: (713) 951-9921

               SCHEDULE "A" - LIST OF LENDERS AND PARTICIPATIONS


FACILITY A

                                                       MAXIMUM
LENDER                        PARTICIPATION (%)        PARTICIPATION ($)
------                        ----------------         -----------------

THE TORONTO-DOMINION BANK           100%                US $50,000,000




                         _ _ _ _ _ _ _ _ _ _ _ _ _ _ _



FACILITY B

                                                       MAXIMUM
LENDER                        PARTICIPATION (%)        PARTICIPATION ($)
------                        ----------------         -----------------

THE TORONTO-DOMINION BANK            100%               US $25,000,000


              SCHEDULE "B" - NOTICE OF BORROWING AND CERTIFICATE


TO:    [LENDER]

       Attention:

FROM:  IPG HOLDINGS LP

DATE:

1) This Notice of Borrowing and Certificate is delivered to you pursuant to the credit agreement (the "CREDIT AGREEMENT") dated as of December 15, 1997. All defined terms set forth in this Notice of Borrowing and Certificate shall have the respective meanings set forth in the Credit Agreement.

2) We hereby request an Advance under Facility___ (INDICATE A OR B) pursuant to Sections_________ of the Credit Agreement as follows:

     (a)  Date of Advance: ___________________________________________________

     (b)  Amount of Advance: _________________________________________________

     (c)  Type of Advance: ___________________________________________________

     (d)  Designated Period(s) (if any): _____________________________________

     (e)  Maturity Date(s) (if applicable): __________________________________

     (f)  Payment Instruction (if any): ______________________________________

3) We have understood the provisions of the Credit Agreement which are relevant to the furnishing of this Notice of Borrowing and Certificate. To the extent that this Notice of Borrowing and Certificate evidences, attests or confirms compliance with any covenants or conditions precedent provided for in the Credit Agreement, we have made such examination or investigation as was, in our opinion, necessary to enable us to express an informed opinion as to whether such covenants or conditions have been complied with.

4)  WE HEREBY CERTIFY THAT, in our opinion, as of the date hereof:

     (a) All of the representations and warranties of the Borrower contained in Article 10 of the Credit Agreement are true and correct on and as of the date hereof, except for those, if any, that expressly relate to an earlier date, as though made on and as of the date hereof.

     (b) All of the covenants of the Borrower contained in Articles 11 and 12 of the Credit Agreement together with all of the conditions precedent to an Advance and all other terms and conditions contained in the Credit Agreement have been fully complied with.

     (c) No Event of Default has occurred and no Default has occurred and is continuing.

Yours truly,

IPG HOLDINGS LP, represented by its
General Partner, INTERTAPE POLYMER INC.


Per:_____________________________

Title: __________________________

                             SCHEDULE "C" - IPG GUARANTEE

GUARANTEE entered into in the City of Montreal, Province of Quebec, as of December 15, 1997,

BY: INTERTAPE POLYMER GROUP INC., a company constituted in accordance with the laws of Canada, having its principal place of business at 110E Montee de Liesse, in the City of St. Laurent, Province of Quebec
                                       (hereinafter called the "GUARANTOR")

IN FAVOUR OF:                          THE TORONTO-DOMINION BANK, a banking
                                       corporation organized under the laws of
                                       Canada, acting by and through its
                                       Houston Agency, having an office at 909
                                       Fannin Street, Suite 1700, in the City
                                       of Houston, State of Texas, 77010
                                       (hereinafter called the "LENDER")

     WHEREAS pursuant to the Credit Agreement entered into among the Borrower, the Guarantor and the Lender dated as of December 15, 1997 (the "CREDIT AGREEMENT"), the Guarantor has agreed to provide the Lender with a guarantee of the obligations of IPG Holdings LP (the "BORROWER") to the Lender;

     NOW THEREFORE, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

1    GUARANTEE

1.1  GUARANTEE

     For valuable consideration, the undersigned (herein referred to as the "GUARANTOR") hereby solidarily (jointly and severally) guarantees to the Lender (at the address set out in the Credit Agreement or such other address as the Lender may advise the Guarantor in writing), forthwith after demand therefor (at the Guarantor's address specified in the Credit Agreement or such other address as the Guarantor may advise the Lender in writing), payment of all present and future debts and liabilities, and the performance of all obligations of every nature, absolute or contingent, direct, indirect or otherwise, in any currency, now or at any time and from time to time hereafter due or owing by the Borrower to the Lender, whether arising under the Credit Agreement, from dealings between the Lender and the Borrower, or from any other dealings by which the Borrower may become in any manner whatever liable to the Lender (the "OBLIGATIONS"). The Guarantor expressly renounces to the benefits of division and discussion.

1.2  GUARANTEE ABSOLUTE:

The liability of the Guarantor hereunder shall be absolute and unconditional and shall not be affected by:

     (a) any lack of validity or enforceability of any agreements between the Borrower and the Lender; any change in the time, manner or place of payment of or in any other term of such agreements or the failure on the part of the Borrower to carry out any of its obligations under such agreements;

     (b) any impossibility, impracticability, frustration of purpose, illegality, FORCE MAJEURE or act of government;

     (c) the bankruptcy, winding-up, liquidation, dissolution or insolvency of the Borrower, the Lender or any other Person;

     (d) any lack or limitation of power, incapacity or disability on the part of the Borrower or of the directors, partners or agents thereof or any other irregularity, defect or informality on the part of the Borrower in its obligations to the Lender;

     (e) any change or changes in the name, corporate existence or structure of the Borrower or the Guarantor;

     (e) any other law, regulation or other circumstance which might otherwise constitute a defence available to, or a discharge of, the Borrower in respect of any or all of the Obligations.

1.3  RECOVERY AS PRINCIPAL DEBTOR

     Any amount which may not be recoverable from the Guarantor by the Lender on the basis of a guarantee shall be recoverable by the Lender from the Guarantor as principal debtor in respect thereof and shall be paid to the Lender forthwith after demand therefor.

2    DEALINGS WITH BORROWER AND OTHERS

2.1  NO RELEASE

     The liability of the Guarantor hereunder shall not be released, discharged, limited or in any way affected by anything done, suffered or permitted by the Lender in connection with any duties or liabilities of the Borrower to the Lender or any security therefor including any loss of or in respect of any security received by the Lender from the Borrower or others. Without limiting the generality of the foregoing and without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor's liability hereunder, without obtaining the consent of or giving notice to the Guarantor, the Lender may discontinue, reduce, increase or otherwise vary the credit of the Borrower in any manner whatsoever and may:

     (a) grant time, renewals, extensions, indulgences, releases and discharges to the Borrower;

     (b) take or abstain from taking or enforcing securities or collateral from the Borrower or from perfecting securities or collateral of the Borrower;

     (c)  accept compromises from the Borrower;

     (d) apply all money at any time from the Borrower or from securities upon such part of the Obligations as the Lender may see fit or change any such application in whole or in part from time to time as the Lender may see fit; for greater certainty, the Lender may at any time and from time to time, to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Lender to or for the credit of the Guarantor against any and all of the liabilities of the Borrower, whether or not the Lender shall have made any demand under this guarantee. The Lender shall promptly notify the Guarantor after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Lender under this paragraph are in addition to other rights and remedies (including without limitation, other rights of set-off) which the Lender may have; and

     (f) otherwise deal with the Borrower and all other persons and securities as the Lender may see fit, acting reasonably.

2.2  NO EXHAUSTION OF REMEDIES

     The Lender shall not be bound or obligated to exhaust its recourse against the Borrower or other persons or any securities or collateral it may hold or take any other action before being entitled to demand payment from the Guarantor hereunder.

2.3  ACCOUNTS BINDING UPON THE GUARANTOR

     Any account settled or stated in writing by or between the Lender and the Borrower shall be accepted by the Guarantor as conclusive evidence, absent manifest error, that the balance or amount thereby appearing due by the Borrower to the Lender is so due.

2.4  NO SET-OFF

     In any claim by the Lender against the Guarantor, the Guarantor may not assert any set-off or counterclaim that the Guarantor or the Borrower may have against the Lender. In particular, any loss of or in respect of any securities received by the Lender from the Borrower or any other person, and the failure to perfect any mortgage, hypothec, prior claim or security interest of any nature whatsoever, whether occasioned through the fault or negligence of the Lender or otherwise, shall not discharge, limit or lessen the liability of the Guarantor under this guarantee.

3    CONTINUING GUARANTEE

     This Guarantee shall be a continuing guarantee of the Obligations and shall apply to and secure any ultimate balance due or remaining due to the Lender under or as contemplated by the Credit Agreement or otherwise and shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to the Lender. This Guarantee shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by the Lender upon the occurrence of any action or event including the insolvency, bankruptcy or reorganization of the Borrower or otherwise, all as though such payment had not been made. The Guarantor expressly waives the provisions of Articles 2353, 2362 and 2366 of the Civil Code of Quebec (the "CCQ").

4    RIGHT TO PAYMENTS

     Should the Lender receive from the Guarantor one or more payments on account of the liability under this guarantee, the Guarantor shall not be entitled to claim repayment against the Borrower or the Borrower's estate until the Lender's claims against the Borrower have been paid in full. In the event of the liquidation, winding-up or bankruptcy of the Borrower (whether voluntary or compulsory); or if the Borrower shall make a sale of an enterprise within the meaning of articles 1767 et seq. CCQ or a bulk sale of any of the Borrower's assets within the meaning of any applicable legislation of any other province of Canada or under the Uniform Commercial Code of the USA; or should the Borrower make any proposal, composition or scheme of arrangement with its creditors; then, in any of such events the Lender shall have the right to rank for its full claim and receive all dividends or other payments in respect thereof until its claim has been paid in full and the Guarantor shall remain liable up to the amount guaranteed, less any payments made by the Guarantor, for any balance which may be owing to the Lender by the Borrower; and in the event of the valuation by the Lender of any security held in respect of the Borrower's debts, or of the retention by the Lender of such security, such valuation and/or retention shall not, as between the Lender and the Guarantor, be considered as a purchase of such security, or as payment or satisfaction or reduction of the Borrower's liabilities to the Lender, or any part thereof.

5    TAXES

     All payments to be made hereunder by the Guarantor shall be made free and clear of deduction for any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority ("TAXES"). If any Taxes are imposed and required to be withheld from any payment hereunder, the Guarantor shall (a) increase the amount of such payment so that the Lender will receive a net amount (after deduction of all taxes, including any Taxes on the amount of any such increase) equal to the amount due hereunder, (b) pay such Taxes to the appropriate taxing authority for the account of the Lender and (c) as promptly as possible thereafter, send the Lender an original receipt showing payment thereof, together with such additional documentary evidence as the Lender may from time to time reasonably require. If the Guarantor fails to perform its obligations under parts (b) or (c) of the preceding sentence, the Guarantor shall indemnify the Lender for any incremental taxes, interest or penalties that may become payable by the Lender as a consequence of such failure.

6    SUBROGATION

     To the fullest extent permitted by law, the Guarantor hereby irrevocably waives any claim or other rights that it may now or hereafter acquire against the Borrower that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guarantee including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy against the Borrower or any collateral securing any obligation of the Borrower, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Borrower, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right. If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the indefeasible cash payment in full of the Obligations and all other amounts payable under this Guarantee, such amount shall be held in trust for the benefit of the Lender and shall forthwith be paid to the Lender to be credited and applied to the Obligations and all other amounts payable under this Guarantee.

7    GENERAL

7.1  REPRESENTATIONS AND WARRANTIES

The Guarantor reiterates the representations and warranties to the Lender it made in the Credit Agreement (which representations and warranties will be deemed to be repeated by the Guarantor on the date of any advance made by the Lender to the Borrower).

7.2  PAYMENT OF FEES AND COSTS

The Guarantor agrees to pay on demand all out-of-pocket expenses (including the reasonable fees and expenses of the Lender's counsel) in any way relating to the enforcement or protection of the rights of the Lender hereunder.

7.3  CURRENCY

     (a) Each payment to be made under this guarantee will be made in US Dollars (the "SPECIFIED CURRENCY"). To the fullest extent permitted by applicable law, any obligation of the Guarantor to make payments under this guarantee in the Specified Currency will not be discharged or satisfied by any tender in any currency other than the Specified Currency.

     (b) To the fullest extent permitted by applicable law, if any judgment or order expressed in a currency other than the Specified Currency is rendered (i) for any payment of any amount owing in respect of this Guarantee or (ii) in respect of a judgment or order of another court for the payment of any amount described in (i) above, the Lender, after recovery in full of the aggregate amount to which they are entitled pursuant to the judgment or order, will be entitled to receive immediately from the Guarantor the amount of any shortfall of the Specified Currency received by the Lender as a consequence of sums paid in such other currency and will refund promptly to the Guarantor any excess of the Specified Currency received by the Lender as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Specified Currency are converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which the Lender is able, acting in a reasonable manner and in good faith, in converting the currency received into the Specified Currency, to purchase the Specified Currency with the amount of the currency of the judgment or order actually received by the Lender. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Specified Currency.

     (c) To the fullest extent permitted by applicable law, the indemnities in this Section 7.3 constitute separate and independent obligations of the Guarantor from the other obligations in this Guarantee, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the Lender and will not be affected by judgment being obtained or claim or proof being made for any other sums due in respect of this guarantee.

     (d) For the purposes of this Section 7.3, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

7.4  DISCHARGE

     The Guarantor will not be discharged from any of its obligations hereunder except by a release or discharge signed in writing by the Lender.

7.5  ENTIRE AGREEMENT

     This Guarantee, together with the Credit Agreement, constitutes the entire agreement between the Guarantor and the Lender with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties except as expressly set forth herein. The Lender shall not be bound by any representations or promises made by the Borrower to the Guarantor and possession of this Guarantee by the Lender shall be conclusive evidence against the Guarantor that the Guarantee was not delivered in escrow or pursuant to any agreement that it should not be effective until any condition precedent or subsequent has been complied with and this Guarantee shall be operative and binding notwithstanding the non-execution thereof by any proposed signatory.

7.6  AMENDMENTS AND WAIVERS

     No amendment to this Guarantee will be valid or binding unless set forth in writing and duly executed by the Guarantor and the Lender. No waiver of any breach of any provision of this Guarantee will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

7.7  SEVERABILITY

     If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

7.8  INTERPRETATION

     If more than one guarantor executes this instrument the provisions hereof shall be read with all grammatical changes thereby rendered necessary and each reference to the Guarantor shall include the undersigned and each and every one of them severally and this guarantee and all covenants and agreements herein contained shall be deemed to be solidary.

7.9  ADDITIONAL RIGHTS

     This agreement is in addition and supplemental to all other guarantees and/or postponement agreements (whether or not in the same form as this instrument) held or which may hereafter be held by the Lender.

7.10 COLLATERAL AGREEMENTS

     There are no representations, collateral agreements or conditions with respect to this instrument or affecting the Guarantor's liability hereunder other than as contained herein or in the Credit Agreement.

7.11 GOVERNING LAW

     This agreement shall be governed by and construed in accordance with the laws of the Province of Quebec.

7.12 BENEFIT OF THE GUARANTEE

     This agreement shall extend to and enure to the benefit of the successors and assigns of the Lender and shall be binding upon the Guarantor and the successors of the Guarantor.

7.13 LANGUAGE

     The Guarantor acknowledges that it has required that the present agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto be drawn up in English. Le soussigne reconnait avoir exige la redaction en anglais de la presente convention ainsi que de tous documents executes, avis donnes et poursuites judiciaires intentees, directement ou indirectement, relativement ou a la suite de la presente convention.

7.14 EXECUTED COPY

     The Guarantor acknowledges receipt of a fully executed copy of this Guarantee.


IN WITNESS WHEREOF the Guarantor has executed this Guarantee on the date and at the place first hereinabove mentioned.


INTERTAPE POLYMER GROUP INC.

Per: __________________________________

Per: __________________________________


ACCEPTED AND AGREED as of December 15, 1997:


THE TORONTO-DOMINION BANK, acting
by and through its Houston Agency

Per: __________________________________

Per: __________________________________

                          SCHEDULE "D" - TRANSFER AGREEMENT


TO: ____________________ (the "AGENT"), ____________________ (the "BORROWER")
and ____________________ (the "GUARANTOR")


    WHEREAS the Borrower entered into a Credit Agreement dated as of December 15, 1997 (the "CREDIT AGREEMENT") with the Agent, as [Agent and] Lender, whereby the Agent agreed to provide the Borrower with certain credit facilities; and

    WHEREAS pursuant to and in accordance with Article 15 of the Credit Agreement the Lender may, without the prior consent of the Borrower, assign or transfer all or any part of its rights, benefits and obligations under the Credit Agreement by duly completing, executing and delivering to the Agent and to the Borrower this Transfer Agreement; and

    WHEREAS ____________________ (the "TRANSFEROR") wishes to assign or transfer to ____________________ (the "ASSIGNEE") the rights, benefits and obligations of the Transferor under the Credit Agreement specified herein;

    WHEREAS the Borrower has consented in writing to such assignment or transfer pursuant to the provisions of the Credit Agreement; and has reiterated its consent hereby;

NOW THEREFORE in consideration of the foregoing and of one dollar ($l.00) and other good and valuable consideration, the receipt of which is hereby acknowledged, the signatories hereto agree as follows:

1. All capitalized terms defined in the Credit Agreement and not otherwise defined herein have the same meaning as in the Credit Agreement.

2. The Transferor assigns and transfers to the Assignee the following rights, benefits and obligations (the "TRANSFER"):

     (description of the transferred rights, benefits and obligations, indicating retained interest or fees, if applicable, extent of the Assignee's interest and any applicable arrangements if any Libor Advances or Letters of Credit are outstanding at the time of the Assignment)

(the "TRANSFERRED RIGHTS" and the "TRANSFERRED OBLIGATIONS", as applicable).

3. The Assignee accepts the Transfer and assumes the Transferred Obligations without novation (the "ASSUMPTION"). The Borrower and the Guarantor each release the Transferor from all obligations and liabilities associated with the Transferred Rights and acknowledge the assumption by the Assignee of the Transferred Obligations.

4. The Transfer and the Assumption are governed by and subject to Article 15 of the Credit Agreement.

5. The Assignee acknowledges and confirms that it has not relied upon and that neither the Transferor nor the Agent has made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of the Credit Agreement or any other documentation or information delivered by the Transferor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or for the performance of any obligation by any Restricted Subsidiary or for the financial condition of the Guarantor or of any Restricted Subsidiary. All representations, warranties and conditions expressed or implied by law or otherwise are hereby excluded.

6. The Assignee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Guarantor and the Restricted Subsidiaries and has not relied and will not hereafter rely on the Transferor and/or the Agent to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Guarantor or the Restricted Subsidiaries. The Assignee acknowledges and agrees that it has no right to obtain any non-public information directly from the Guarantor and the Restricted Subsidiaries and that it will request any information it requires solely from the Agent.

7. Each of the Transferor and the Assignee represents and warrants to the other and to the Agent and the other Lender(s), if any, and the Guarantor and the Borrower, that it has the right, capacity and power to enter into the Transfer and the Assumption in accordance with the terms hereof and to perform its obligations arising therefrom, and all action required to authorize the execution and delivery hereof and the performance of such obligations has been duly taken.

8. This Transfer Agreement shall be governed by and construed in accordance with the laws of the State of New York, USA.

     DATED this      day of          , 19  .

[BORROWER]                     (TRANSFEROR)


per: ___________________       per: ___________________


per: ___________________


[LENDER/AGENT]                 (ASSIGNEE)


per: ___________________       per: ___________________

                      SCHEDULE "E" - RESTRICTED SUBSIDIARIES


Intertape Polymer Inc. ("IPI")
IPG Holdings LP ("LP")
IPG Holdings Company of Nova Scotia ("NS ULC")
IPG Finance LLC ("LLC")
IPG (US) Holdings Inc.
IPG (US) Inc.
Intertape Polymer Corp. ("IPC")
IPG (US) Acquisition Corporation
STC Tape Inc. ("STC")
American Tape ("ATC")
Tape ACQ
Tape Inc.
TAPE FSC Inc.
Polymer International Corp. ("PIC")
IFCO MFG (USA)
ICS Inc. (USA)
Cajun Bag Corp. (Augusta, USA)

                         SCHEDULE "F" - OFFICER'S CERTIFICATE


[SAME FOR BORROWER]


I, the undersigned, ____________________, the ____________________ of
Intertape Polymer Group Inc. (the "GUARANTOR"), do hereby certify as follows:

     a) I have taken cognizance of all the terms and conditions of the Credit Agreement (the "CREDIT AGREEMENT") dated as of December 15, 1997 entered into among the Borrower, the Guarantor and The Toronto-Dominion Bank, as well as of the Guarantee (as defined in the Credit Agreement) and all other contracts, agreements and deeds pertaining thereto; and

     b)  no Default or Event of Default has occurred nor exists thereunder;
         and

     c) each of the Borrower and the Restricted Subsidiaries holds the permits, licences and authorizations required in order to permit it to possess its property and its real estate and to carry on its business in the manner in which it is being carried on at present.

     Executed at the City of ____________________, ____________________ this
_th day of December, 1997.


                                       ____________________
                                       [Name of Officer]

                             SCHEDULE "G" - OPINION


____________________, 199_



THE TORONTO-DOMINION BANK
____________________
____________________
_____________


- and -


HEENAN BLAIKIE
Suite 2500
1250 Rene Levesque Blvd. W.
Montreal, Quebec
H3B 4Y1

Dear Sirs:

          RE: IPG HOLDINGS LP AND INTERTAPE POLYMER GROUP INC.

We have acted as counsel to IPG Holdings LP (the "BORROWER") and Intertape Polymer Group Inc. (the "GUARANTOR") as well as to the Restricted Subsidiaries in connection with a Credit Agreement bearing formal date of December 15, 1997 (the "CREDIT AGREEMENT") entered into among the Borrower, the Guarantor and The Toronto-Dominion Bank (the "LENDER"), providing for a Credit made available to the Borrower in an aggregate amount of up to US $100,000,000. The terms used herein which are defined in the Credit Agreement have the respective meanings set forth in the Credit Agreement and this opinion is delivered to you in accordance with the provisions of subsection 9.1.8 of the Credit Agreement.

In this connection, we have examined such certificates of public officials, such certificates of officers of the Borrower and the Guarantor and originals or copies certified to our satisfaction of all such corporate documents and records of the Guarantor and the Restricted Subsidiaries, and all of such other documents, records and papers, as we have deemed relevant and necessary as a basis for our opinions hereinafter set forth. We have also made such other investigations as we have deemed relevant and necessary in order to enable us to render our opinions herein set forth.

Without restricting the generality of the foregoing, we have examined the following documents:

a)   The Credit Agreement;

b)   The IPG Guarantee;

c) The Guarantee and assignment by IPG Finance LLC ("LLC") in favour of the Lender (the "LLC DOCUMENTS");

d) Documents pertaining to the acquisition by one of the Guarantor's Restricted Subsidiaries of all of the issued shares of the capital stock of ATC;

In making our examination of the foregoing documents, we have assumed the genuineness of all signatures not known to us, the authenticity of all documents tendered to us as originals, the conformity to the originals of all documents submitted to us as certified or photostatic copies and the legal competency of any individual executing such documents.

Based on the foregoing, we are of the opinion that:

1. Each of the Guarantor, the Borrower and the other Restricted Subsidiaries is a corporation or limited partnership duly incorporated or constituted and organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or constitution and of all jurisdictions in which it carries on business. The Guarantor and each of the Restricted Subsidiaries has the capacity and power, whether corporate or otherwise, to hold its assets and carry on the business presently carried on by it or which it proposes to carry on hereafter in each jurisdiction where such business is carried on.

2. The Borrower has the power, capacity and authority to borrow all amounts contemplated under the Credit Agreement, as well as to execute and deliver and perform its obligations under the Credit Agreement, and has taken all necessary steps under the Law in order to be authorized to borrow thereunder and to execute and deliver and perform its obligations thereunder in accordance with the terms and conditions thereof and to complete the transactions contemplated therein. The Credit Agreement has been duly executed and delivered by duly authorized officers of the Borrower and is a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms.

3. The Credit Agreement has been duly executed and delivered by duly authorized officers of the Borrower and the Guarantor and is a legal, valid and binding obligation of the Borrower and the Guarantor, enforceable in accordance with its terms.

4. The Guarantor has the power, capacity and authority to, and has taken all necessary steps under the Law in order to be authorized to, provide the IPG Guarantee and to execute and deliver and perform its obligations under the Credit Agreement and the IPG Guarantee in accordance with the terms and conditions thereof and to complete the transactions contemplated in the IPG Guarantee and in the Credit Agreement.

5. Each of the Credit Agreement and the IPG Guarantee has been duly executed and delivered by duly authorized officers of the Guarantor, and is a legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms.

6. LLC has the power, capacity and authority to, and has taken all necessary steps under the Law in order to be authorized to, provide the LLC Documents and to execute and deliver and perform its obligations under the LLC Documents in accordance with the terms and conditions thereof and to complete the transactions contemplated in the LLC Documents.

7. Each of the LLC Documents has been duly executed and delivered by duly authorized officers of LLC, and is a legal, valid and binding obligation of LLC, enforceable in accordance with its terms.

8. The execution and delivery by the Borrower, the Guarantor and the other Restricted Subsidiaries of the Credit Agreement, the IPG Guarantee and the LLC Documents and all other agreements and instruments referred to therein do not conflict with, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, or result in any violation of any of the terms or provisions of, the constating documents or by-laws of the Borrower, the Guarantor or any of the other Restricted Subsidiaries or, to the best of our knowledge after due enquiry, under any agreements, contracts or deeds to which the Borrower, the Guarantor or any of the other Restricted Subsidiaries is a party or binding upon it or its assets and do not result in or require the creation or imposition of any Charge whatsoever on the assets of the Borrower, the Guarantor or any of the other Restricted Subsidiaries, whether presently owned or hereafter acquired, save for the Permitted Charges.

9. The acquisition of ATC was effected in accordance with all applicable Laws. All of the issued shares of ATC are owned by one or more Restricted Subsidiaries of the Guarantor.

10. The structure established in order to acquire ATC, including the constitution of the Borrower and its Subsidiaries and _________ and its Subsidiaries was established solely for the purpose of such acquisition and to our knowledge, none of the Persons referred to carry on any business other than in connection with the aforesaid acquisition.

11. Neither the Borrower, the Guarantor nor any of the other Restricted Subsidiaries is required to obtain any consent, approval, authorization, permit or license, nor to effect any filing or registration with any federal, provincial or other regulatory authority in connection with the execution, delivery or performance, in accordance with their respective terms, of the Credit Agreement, the IPG Guarantee or the LLC Documents, or any borrowings under the Credit Agreement.

12.  Based on search reports concerning _________________, _________________,
     _________________ and _________________, all Debt of the Guarantor,
     considered on a Consolidated basis, is subject to no Charge, other than the Permitted Charges.

13.  [PARI PASSU NATURE OF DEBT?]

14. To the best of our knowledge, after making reasonable enquiries, there is no litigation threatened or pending against the Borrower, the Guarantor or the other Restricted Subsidiaries other than the litigation described in Schedule "H" to the Credit Agreement.

In connection with the foregoing opinions:

a) As to the enforceability of the obligations of the Borrower, the Guarantor or LLC in specific documents, we are not opining upon the question of whether or not the remedy of specific performance or injunctive or other equitable relief would be available, inasmuch as the availability of such remedies is subject to the discretion of the court before which any proceedings for such remedy may be brought;

b) we have assumed that the Credit Agreement, the IPG Guarantee and the LLC Documents have been duly authorized, executed and delivered by the parties thereto other than the Borrower, the Guarantor and LLC.

The foregoing opinions extend only to the laws of the State of New York and the laws of the United States of America applicable therein.

Finally, the enforceability of the Credit Agreement, the IPG Guarantee and the LLC Documents is subject to such limitations and prohibitions of enforceability as may exist or may be enacted in laws relating to bankruptcy, insolvency, liquidation, reorganization, moratorium or other laws of general application affecting the enforceability of creditors' rights and may only be relied upon by the parties to whom they are addressed for the purposes of the transactions herein contemplated.

                                       Yours truly,

                           SCHEDULE "H" - LITIGATION

None

                    SCHEDULE "I" - ERISA AFFILIATES AND PLANS


-  Intertape Polymer Inc. employer funded defined contribution pension plan.

-  Intertape Polymer Group USA Retirement Plan (401K).

-  Tape Inc. retirement plan (401K).

                          SCHEDULE "I-1" - ERISA DISCLOSURE


          RE: AMERICAN TAPE COMPANY HOURLY EMPLOYEES PENSION PLAN


     Based on asset and liability information provided in the January 1, 1997 valuation report, the plan on an ongoing (funding) basis is underfunded by approximately $615,000. This is based on an actuarial value of assets of $3,739,424 and an actuarial liability of $4,354,147.

     On a termination basis, the plan would be underfunded by approximately $1,714,000. This is based on a market value of assets of $4,286,019. An estimated liability of $6,000,000.

                           SCHEDULE "J" - EXISTING SECURITY

                         SCHEDULE "K" - INTERLENDER AGREEMENT

INTERLENDER AGREEMENT entered into in the City of New York, State of New York, as of ______________________, 1997.


BETWEEN: THE TORONTO-DOMINION BANK, a banking corporation organized under the laws of Canada, acting by and through its Houston Agency, having an office at 909 Fannin Street, Suite 1700, in the City of Houston, State of Texas, 77010 (hereinafter called "TD")

AND: COMERICA BANK, a Michigan banking corporation, having a branch at ______, __th floor, in the City of ___________, State of ________ (hereinafter called "CB")
                                       (CB and TD are herein collectively
                                       called the "LENDERS")


     WHEREAS TD entered into a Credit Agreement as of December 15, 1997 with IPG HOLDINGS LP (hereinafter called the "BORROWER") and INTERTAPE POLYMER GROUP INC. (hereinafter called the "GUARANTOR") (hereinafter called the "CREDIT AGREEMENT"); and

     WHEREAS CB has become an Assignee under the Credit Agreement, and the Lenders desire to establish certain rights and obligations as between themselves;


NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:


1    INTERPRETATION

Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Credit Agreement.

2    PARTICIPATIONS OF TD AND CB

2.1 Each of the Lenders agrees to make its Participation available to the Borrower. The Lenders agree, as between themselves, that each of them will make the Advances (including by way of Letters of Credit) provided for in the Credit Agreement, as requested by the Borrower, to the extent of their respective Participations.

2.2 Each of the Lenders will maintain its own accounts and administer its own Advances.

2.3 The Lenders acknowledge that the allocation of the Advances under Facility B as between the Lenders may not always be PRO RATA to the Participations of the Lenders, the whole as contemplated by Section 16.1 of the Credit Agreement. Notwithstanding that at any time the allocation of the Loans as between the Lenders may not be in proportion to their respective Participations, the Lenders will share the risks and suffer any losses on a PARI PASSU basis in any distribution of any amounts paid by, or arising out of the proceeds of realization of the property of, the Borrower and the Guarantor. Each of the Lenders acknowledges that based on the respective Participations of TD and CB in Facility B of the Credit as at the Closing Date, any such proceeds would be shared on the basis of 50% for TD and 50% for CB.

3    AMENDMENTS TO THE CREDIT AGREEMENT WITH RESPECT TO FACILITY B

If the Borrower from time to time submits a written request to the Lenders:

          a) that the amount of the Credit available under Facility B be increased and such request is accompanied by a proposed allocation of the requested increase as between the Lenders by way of increased Participations; or

          b) that any of the terms of the Credit Agreement affecting Facility B be changed;

     each of the Lenders will, within 30 days following the receipt of such notice, advise the other in writing whether or not it agrees to the proposed increase or change, and the following provisions will apply:

3.1  if each Lender agrees to the proposed increase or change within the said
     (30) day delay, they will advise the Borrower thereof and will negotiate and will enter into the appropriate amendment to the Credit Agreement and the Lenders will amend this Interlender agreement accordingly;

3.2 if each Lender refuses the proposed increase or change, they will advise the Borrower thereof;

3.3 if only one of the Lenders agrees to the proposed increase or change to the Credit Agreement in connection with Facility B, the Lender who so agrees (the "AGREEING LENDER") will be entitled to negotiate arrangements with the Borrower to take over the position of the other Lender (the "REFUSING LENDER") with respect to Facility B and if an agreement is reached between the Agreeing Lender and the Borrower within 60 days following the receipt by the Lenders of the request, and the Refusing Lender is advised thereof by the Agreeing Lender within that delay, the Refusing Lender will cease to participate in the Credit available under Facility B. Once all amounts owing to the Refusing Lender have been paid in full and the Refusing Lender has received the appropriate indemnifications with respect to any of its then outstanding Letters of Credit under Facility B, the Refusing Lender will enter into an Assignment in favour of the Agreeing Lender. If no agreement is reached between the Agreeing Lender and

     Borrower within the said 60 day period, the Lenders will advise the Borrower that the request has been refused.

4    SHARING OF INFORMATION

Each Lender will, if requested by the other(s) provide such information as it has received from the Borrower as the other may request and each of the Lenders shall promptly give notice to the other of any Default of which it becomes aware under the Credit Agreement and of any information it receives which might reasonably be considered to be materially adverse to the Borrower. It is agreed that failure to provide notice of such Default or such materially adverse information will not result in any liability on the part of the Lender which fails to give such notice or information to the other Lender.

5    DEFAULTS

5.1 If a Lender discovers or believes that a Default or an Event of Default has occurred, it will forthwith so advise the other in writing.

5.2 If a Default exists which requires the giving of a notice in order to give rise to an Event of Default, either of the Lenders desiring that the notice be given will notify the other thereof in writing. If the holders of Participations representing 66 2/3% of the Credit under Facility B (the "MAJORITY LENDERS") agree, the Lenders may give the required notice.

     Notwithstanding the foregoing, the decision to waive the Default or Event of Default in respect of any of the following matters, and the decision to amend the Credit Agreement in respect of any of the following matters, shall require the unanimous consent of the Lenders: (i) any extension of the date for, or alteration in the amount, currency or mode of calculation or computation or any payment of principal or interest or other amount, (ii) any increase in the Participation of a Lender, (iii) any extension of any maturity date, (iv) any change in the terms of this Section, (v) any change in the manner of making decisions among the Lenders, (vi) the release of the Borrower or the Guarantor, in whole or in part, (vii) any change in or any waiver of the conditions precedent provided for in Article 9 of the Credit Agreement, or (viii) any amendment to this Section 5.2.

5.3 None of the Lenders will make any Advances to the Borrower (including by the issuance of any Letter of Credit) at a time when a Default or an Event of Default should be invoked, unless it is determined by a decision of the Majority Lenders to withdraw the notice invoking the Event of Default or the Default or, in the case of a Default, the Default has been remedied.

5.4 Should there occur an Event of Default and a Lender has so notified the other in writing, the Lenders will consult with each other as to what steps, if any, should be taken. If the Majority Lenders desire that a demand should be made under the Credit Agreement, the Lenders will make a joint demand or give the appropriate notice of enforcement within 5 Business Days of the receipt of such a notice. However, no demand will be made if the other Lender (the "SUPPORTING LENDER") desires not to so proceed and the Supporting Lender agrees to pay the other Lender (the "RETIRING LENDER") the entire amount of the Loan due to it under the Credit Agreement and undertakes to indemnify and hold the Retiring Lender harmless from any liability under any outstanding Letter of Credit. The Supporting Lender will make payment to the Retiring Lender and will provide the appropriate indemnification documentation by the time demand was otherwise to have been made hereunder, and the Retiring Lender will enter into an Assignment in favour of the Supporting Lender.

5.5 Neither of the Lenders will make any demand for payment under the Credit Agreement except as provided for in the immediately preceding paragraph.

5.6 Within 5 Business Days following the making of any demand for payment under the Credit Agreement, the Lenders will make adjustments between themselves so that their Loans to the Borrower will be PRO RATA to their respective Participations in the Credit. They will make further such adjustments between themselves as and when any Letters of Credit mature.

5.7 Any amounts received by any of the Lenders from or for the account of any of the Borrower or the Guarantor after the making of a demand for payment will be distributed as follows:

     5.7.1 Firstly, in payment of all costs and expenses incurred in the making of the demand for payment and enforcement of the Credit Agreement;

     5.7.2 Secondly, in payment to the Lenders, PRO RATA, of the Loans of the Borrower to each of them under the Credit Agreement, as at the date of the making of a demand for payment (as adjusted pursuant to section 5.6 and otherwise in due course between the Lenders), taking account of all Advances, interest, and Fees, but excluding any amounts referred to in subsection 5.7.4 hereof;

     5.7.3 Thirdly, in payment to the Lenders, PRO RATA, of any interest accrued after the date of the making of demand for payment on the amounts referred to in subsection 5.7.2;

     5.7.4 Fourthly, in payment of the Lenders, PRO RATA, of any indebtedness of the Borrower to each of them in respect of Advances made at a time when a Default or Event of Default has occurred and has been invoked and notice invoking such Default has not been withdrawn or the Default has not been remedied; and

     5.7.5 Fifthly, in payment to the Lenders, PRO RATA, of any Indebtedness of the Borrower or the Guarantor to them in respect of loans, advances and credit facilities other than under the Credit Agreement.

6    NO RIGHTS IN FAVOUR OF THE BORROWER OR THE GUARANTOR

Nothing herein contained will be deemed to restrict, lessen or prejudicially affect the rights of the Lenders as against the Borrower or the Guarantor, and without limiting the generality of the foregoing, nothing herein contained will be interpreted as constituting a stipulation for the benefit of any of the Borrower or the Guarantor.

7    GENERAL

7.1 This agreement will continue in full force and effect until terminated by the mutual consent of the Lenders or until such time as the Credit Agreement has terminated and there remains nothing further owing (including contingently) to each of the Lenders thereunder.

7.2 Any notices required or permitted to be given hereunder shall be in writing and may be given in accordance with the provisions of the Credit Agreement.

7.3 This Agreement will enure to the benefit of and be binding upon the Lenders and their respective successors and assigns.

7.4 The preamble hereof shall form part of these presents as if recited at length herein.

7.5 This agreement is made pursuant to the laws of the State of New York and will be construed, interpreted, performed and enforced in accordance therewith.

7.6 The parties acknowledge that they have required that this agreement and all related documents be drawn up in English. Les parties reconnaissent avoir exige que la presente convention et tous les documents connexes soient rediges en anglais.

EXECUTED AT THE CITY OF ___________________, as of _________________, 1997.


THE TORONTO-DOMINION BANK              COMERICA BANK

Per: _______________________           Per: _______________________

Per: _______________________           Per: _______________________